Exhibit 99.2

                           AMSTERDAM FEDERAL SAVINGS
                             AND LOAN ASSOCIATION
                   (To be known as AMSTERDAM FEDERAL BANK)
                             Amsterdam, New York

                             CONVERSION VALUATION
                               APPRAISAL REPORT

                                    As Of:
                                 June 14, 1996

                                 Prepared By:
                         CAPITAL RESOURCES GROUP, INC.
                          1211 Connecticut Avenue, NW
                                   Suite 200
                            Washington, D.C.  20036

                   [CAPITAL RESOURCES GROUP, INC. LETTERHEAD]

                                          June 14, 1996

Board of Directors
Amsterdam Federal Savings and
   Loan Association
161 Church Street
Amsterdam, New York 12010

Dear Board Members:

     At your request, we hereby provide an independent appraisal of the estimated pro forma market value of the common stock of AFSALA Bancorp, Inc. ("Holding Company") to be issued upon conversion of Amsterdam Federal Savings and Loan Association ("Amsterdam Federal" or the "Bank") from a mutual to stock form and upon the issuance of the Bank's common stock to the Holding Company, a newly formed corporation which is a unitary savings and loan holding company. It is anticipated that, initially, the sole subsidiary of the Holding Company will be the Bank. In connection with the conversion the Bank will change its name to "Amsterdam Federal Bank". This appraisal is furnished pursuant to the requirements of Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS").

     Capital Resources Group, Inc. ("CRG") is an investment banking and financial consulting firm that specializes in financial valuations and analyses of business enterprises and securities. The background and experience of CRG is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank.

     In preparing our appraisal, we have reviewed Amsterdam Federal's Application for Approval of Conversion, including the Proxy Statement, as filed with the OTS. We have conducted an analysis of the Bank that has included discussions with the Bank's management, with KPMG Peat Marwick, LLP, the Bank's independent auditor, and with the firm of Malizia, Spidi, Sloane & Fisch, P.C., the Bank's conversion counsel. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

     We investigated the competitive environment within which Amsterdam Federal operates and have assessed the Bank's relative strengths and weaknesses. Our analysis included an examination of the potential effects of conversion on Amsterdam Federal's operating characteristics and financial performance as they related to the pro forma market value of the Holding Company. We also have reviewed, among other things, the economy in Amsterdam Federal's primary market area and have compared the Bank's financial performance and condition with that of companies in New York, nationally and with that of a selected group of publicly-traded companies. We have reviewed conditions in the securities markets in general and in the market for thrift stock in particular. We

CAPITAL RESOURCES GROUP, INC.
Board of Directors
June 14, 1996
Page 2

also have considered the expected market for the Holding Company's common stock after conversion.

     In preparing our appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank and the Bank's independent auditors. We did not independently verify the financial statements or other information provided by the Bank. Our appraisal is based on the Bank's representation that the information contained in the Prospectus and Proxy Statement and additional evidence furnished to us by the Bank are truthful, accurate and complete.

     It is our opinion that, as of June 14, 1996, the estimated pro forma market value of the Holding Company's (and, therefore, the Bank's) to-be-outstanding common stock was $11,000,000, or 1,100,000 shares at $10.00 per share. The resultant range of value was $9,350,000, or 935,000 shares at $10.00 per share, to $12,650,000, or 1,265,000 shares at $10.00 per share.

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections to a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     The valuation will be updated as provided for in the OTS conversion regulations and guidelines. Any updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies and current conditions in the equity markets for thrift shares. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                                          Respectfully submitted,
                                          CAPITAL RESOURCES GROUP, INC.

                                          /s/Michael B. Seiler
                                          Michael B. Seiler
                                          Senior Vice President

MBS/cct
Enclosure

CAPITAL RESOURCES GROUP, INC.

                               TABLE OF CONTENTS

                                                                        PAGE

CHAPTER                  DESCRIPTION                                   NUMBER
    I.            DESCRIPTION OF AMSTERDAM FEDERAL                      1.1
                  Overview of Amsterdam Federal                         1.1
                  Balance Sheet Trends                                  1.3
                  Lending Activities                                    1.7
                     One-to-Four Family Residential Loans               1.8
                     Commercial Loans                                  1.10
                     Home Equity Loans                                 1.10
                     Consumer Loans                                    1.11
                  Asset Quality                                        1.11
                  Asset/Liability Management                           1.13
                  Income and Expense Trends                            1.14
                  Subsidiary                                           1.17
                  Properties                                           1.17
                  Legal Proceedings and Miscellaneous                  1.18

   II.            MARKET AREA ANALYSIS                                  2.1

  III.            COMPARISONS WITH PUBLICLY-HELD THRIFTS                3.1
                  Chapter Overview                                      3.1
                  Introduction                                          3.2
                  Selection Criteria                                    3.2
                  Selection Procedure                                   3.5
                  Review of Comparative Group Thrifts                   3.7
                  Financial Comparisons                                3.12

   IV.            MARKET VALUE DETERMINATION                            4.1
                  Introduction                                          4.1
                  Quality and Predictability of Earnings/Earnings
                    Growth Potential                                    4.1
                  Financial Strength                                    4.3
                     Capital Levels                                     4.3
                     Asset/Liability Position                           4.4
                     Asset Quality                                      4.5
                  Market Area                                           4.6
                  Dividend Payments                                     4.7
                  Management and Employee Staffing                      4.8
                  Liquidity of the Issue                                4.9
                  Subscription/Community Interest                      4.10
                  Stock Market Environment                             4.12
                  Valuation Approach                                   4.15
                  Valuation Conclusion                                 4.20

CAPITAL RESOURCES GROUP, INC.

                                LIST OF TABLES

    TABLE                                                               PAGE
   NUMBER                DESCRIPTION                                   NUMBER

                  Chapter I
   1.1            Selected Balance Sheet Items                          1.4
   1.2            Non-Performing Assets                                1.12
   1.3            Income and Expense Trends                            1.15
   1.4            Office Locations                                     1.18


                  Chapter III
   3.1            Comparative Group Selection Criteria                  3.6
   3.2            Earning Asset Composition                             3.8
   3.3            Key Financial Indicators                             3.13


                  Chapter IV
   4.1            Thrift Stock Index                                   4.13
   4.2            Comparative Pricing Analysis                         4.19
   4.3            Pro Forma Comparison                                 4.21

CAPITAL RESOURCES GROUP, INC.

                     I.  DESCRIPTION OF AMSTERDAM FEDERAL

Overview of Amsterdam Federal

     Amsterdam Federal Savings and Loan Association ("Amsterdam Federal" or the "Bank") is a federally chartered savings and loan located in Amsterdam, New York. The Bank was originally chartered in 1936. Amsterdam Federal is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to the applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 1996, the Bank had total assets of $133.0 million and equity, as calculated under generally accepted accounting principles ("GAAP"), of $8.2 million or 6.2 percent of total assets.

     The Bank conducts its business from its main office and one branch office located in Amsterdam, Montgomery County and two supermarket branch offices located in Gloversville, Fulton County, and Oneonta, Otsego County. The Bank is engaged in attracting deposits from the general public and uses such deposits primarily to originate loans secured by one-to-four family residences located in Montgomery County and portions of the neighboring counties of Fulton and Otsego.

     Amsterdam Federal is committed to meeting the residential mortgage and deposit needs of its customers, emphasizing the origination of conventional mortgage loans for the purpose of purchasing or refinancing owner-occupied, one-to-four family residential properties in the Bank's primary market area. The Bank also actively originates home equity and other types of consumer loans secured by residential real estate or other types of personal property in its market area. Amsterdam Federal's loan portfolio also contains modest levels of commercial real estate loans

CAPITAL RESOURCES GROUP, INC.

                                    1.2

secured primarily by small office facilities. At March 31, 1996, Amsterdam Federal's net loans receivable totaled $67.7 million (50.9 percent of total assets), and the Bank's one-to-four family residential mortgage loan portfolio at such date totaled $43.9 million (excluding home equity loans) or 64.2 percent of gross loans. Fixed-rate home equity loans, the second largest loan category, amounted to $12.3 million or 18.0 percent of gross loans. Management of Amsterdam Federal believes that the Bank has the opportunity to fill a niche in its primary market areas through further expansion of the Bank's home equity lending program.

     Historically, Amsterdam Federal's primary market areas for loans and deposits have been eastern Montgomery County and portions of Fulton County. The economy in the Bank's primary market area has remained stagnant for several years. Unemployment rates in Montgomery and Fulton Counties have remained the highest among the counties in New York State, ranging between 8.5 and 10 percent in recent years. The recent opening of two supermarket branch offices outside of Montgomery County, reflected in the Bank's strategy to move into new market areas that are expected to provide better opportunities for residential lending and deposit growth. Management of Amsterdam Federal believes that the Bank has been able to increase its market share in originating first mortgage loans on residential property within its primary market area in Montgomery County, even though total first mortgage loan originations in the Bank's market area have been declining.

     While Amsterdam Federal has historically generated a positive earnings stream, the Bank's reported net income levels have declined since the fiscal year ended September 30, 1993. The decline in reported net income levels have reflected a narrowing of net interest rate spreads and

CAPITAL RESOURCES GROUP, INC.

                                    1.3

margins, and higher operating expense ratios. For the latest twelve months ended March 31, 1996, Amsterdam Federal's net income equaled $579,000 or a return on assets ("ROA") of 46 basis points.

Balance Sheet Trends

     Table 1.1 highlights Amsterdam Federal's balance sheet trends during the past five years. As shown in the table, Amsterdam Federal's total assets have increased from $81.3 million at September 30, 1991 to $133.0 million at March 31, 1996, which reflects an annual compound growth rate of just under 12 percent. Asset growth during this time period was funded primarily through expansion of the Bank's deposit base and, to a much lesser extent, through the utilization of FHLB borrowings. Between September 30, 1991 and March 31, 1996, Amsterdam Federal's deposit balances increased from $74.2 million to $121.4 million, an overall deposit growth rate of 64 percent for the period. Management believes that an average annual deposit growth rate of between 6.5 and 7.0 percent can be sustained in the future. Since 1992, the bank's FHLB borrowing levels have generally remained between $2 and $3 million. At March 31, 1996, FHLB borrowings equaled $2.1 million.

     A portion of the Bank's deposit growth has been attributable to the opening of two supermarket branch offices in the Shop N Save Supermarkets. One supermarket branch was opened in Gloversville in November 1994 and the other supermarket branch was opened in Oneonta in May 1995. As of March 31, 1996, deposits in these two branches equaled $10.8 million, or 8.9 percent of Amsterdam Federal's total deposits.

     Partially reflective of an aging depositor base with a heavy concentration of customers over 55, Amsterdam Federal has benefited from a moderately large percentage of lower costing savings

CAPITAL RESOURCES GROUP, INC.


                                    Table 1.1
                                Amsterdam Federal
                          Selected Balance Sheet Items
                             (Dollars in Thousands)


                                                        At September 30,                                             At March 31,
                   --------------------------------------------------------------------------------------------  ------------------
                     1991   Assets    1992   % Assets   1993    % Assets      1994   % Assets    1995  % Assets    1996    % Assets
                     ----   ------    ----   --------   ----    --------      ----   --------    ----  --------    ----    --------

Total Assets       $81,297 100.00%  $93,578   100.00% $105,038   100.00%   $113,882   100.00% $127,962  100.00%  $133,046   100.00%
Cash and
  Cash
  Equivalents  (1)   6,939   8.54%    5,221     5.58%    9,457     9.00%      6,235     5.47%    9,673    7.56%    12,615     9.48%
Investment
  Securities (2)     3,665   4.51%    8,800     9.40%   21,455    20.43%     30,223    26.54%   33,889   26.48%    34,887    26.22%
FHLB Stock             542   0.67%      572     0.61%      572     0.54%        509     0.45%      566    0.44%       566     0.43%
Mortgage-
  backed
  Securities (3)    20,269  24.93%   25,563    27.32%   18,364    17.48%     15,877    13.94%   15,397   12.03%    14,306    10.75%
Loans
  Receivable, net   47,727  58.71%   51,273    54.79%   52,814    50.28%     58,623    51.48%   65,448   51.15%    67,730    50.91%
Deposits            74,240  91.32%   84,591    90.40%   94,672    90.13%    102,016    89.58%  116,073   90.71%   121,443    91.28%
Borrowings             825   1.01%    2,122     2.27%    2,728     2.60%      2,791     2.45%    2,303    1.80%     2,072     1.56%
Equity               5,385   6.62%    5,955     6.36%    6,646     6.33%      7,302     6.41%    7,914    6.18%     8,195     6.16%


1) Includes interest earning deposits, money market investments and federal funds sold.
2) Includes $2.6 and $15.3 million of securities classified as "available for sale" at September 30, 1995 and March 31, 1996, respectively.
3) All mortgage-backed securities were classified as "held to maturity" at September 30, 1995 and March 31, 1996, except for $2.9 million of REMICs and CMOs at March 31, 1996.

Source:  Amsterdam Federal 's audited and unaudited financial statements.

CAPITAL RESOURCES GROUP, INC.

                                    1.5

accounts. However, as is the case with most other savings institutions, the Bank's base of savings accounts has declined and has been replaced by higher balances of time deposit accounts. At March 31, 1996, savings accounts constituted 29.1 percent of the Bank's deposit base. At such date, NOW, money market, and non-interest bearing accounts equaled 8.3, 5.1 and 5.5 percent, respectively, of total deposits. Time deposit accounts constituted 52 percent of total deposits.

     Through marketing campaigns aimed at younger people and aggressive marketing of its services and products, management of Amsterdam Federal believes the Bank has been successful in reducing the average age of its customer base. Also, while the deposit base in Montgomery County has remained essentially flat in recent years, the Bank's share of the local market's deposit base has grown.

     Growth in Amsterdam Federal's total assets since September 1991 is reflected by increases in the dollar levels of cash equivalents, investment securities and loans, partially offset by a reduction in the level of mortgage-backed securities ("MBS", which includes collateralized mortgage obligations ("CMO") and REMICs).

     As an important component of the Bank's overall asset/liability strategy to reduce interest rate risk, management of Amsterdam Federal has attempted to maintain high levels of liquid assets in the Bank in recent years. These liquid assets have included cash equivalents and high concentrations of investment securities with short to intermediate terms. Management has focused on structuring the securities portfolio to include laddered maturities of one to five years. The Bank has also classified a portion of the securities portfolio to "available for sale". At March 31, 1996, $15.3 million or 44 percent of the securities portfolio, excluding MBS, was classified as available for sale.

CAPITAL RESOURCES GROUP, INC.

                                    1.6

     Cash and cash equivalents, which increased to $12.6 million or 9.5 percent of assets at March 31, 1996, are comprised of federal funds and interest earnings term deposits. The investment securities portfolio, which increased from $3.7 million or 4.5 percent of assets at September 30, 1991 to $34.9 million or 26.2 percent of assets at March 31, 1996, is comprised primarily of U.S. Government and agency securities and, to a lesser extent, obligations of state and political subdivisions.

     Amsterdam  Federal's  balances of MBS, after increasing to $25.6 million or
27.3 percent of assets at September 30, 1992, has declined during the past three years. At March 31, 1996, the MBS portfolio equaled $13.8 million, or 10.8 percent of total assets, and included $2.9 million of REMICs and CMOs classified as available for sale.

     Amsterdam Federal's loan portfolio has increased from $47.7 million at September 30, 1991 to $67.7 million at March 31, 1996. However, as a percentage of the total asset base, the loan portfolio has declined from 58.7 percent at September 1991 to 50.9 percent at March 1996. During this five year period, the relative composition of the Bank's loan portfolio has changed moderately. One-to-four family residential loan balances have increased by over $6 million since September 1991, to $43.9 million at March 31, 1996. At March 31, 1996, one-to-four family residential loans equaled approximately 64 percent of the total loan portfolio, which represents a decrease from 78 percent in 1991. Home equity loans have experienced the largest increase since September 30, 1991, increasing by $8.4 million to equal approximately 18.0 percent of the total loan portfolio at March 31, 1996. The dollar level of other consumer loans has increased by $2.1 million during the

CAPITAL RESOURCES GROUP, INC.

                                    1.7

past five years, and equaled $7.5 million or approximately 11 percent of the total loan portfolio at March 31, 1996.

     The rapid growth in home equity lending has more than offset the limited growth in the Bank's first mortgage portfolio as Amsterdam Federal has experienced a slowdown in real estate activity in its primary market area of Montgomery County. In the future, Amsterdam Federal will continue to emphasize home equity and other forms of consumer lending, a part of the Bank's business that has proven profitable.

     While Amsterdam Federal's equity levels have consistently increased since 1991, the Bank's equity to assets ratio has declined due to the moderately strong asset growth during this period. Amsterdam Federal's equity increased $2.8 million from $5.4 million at September 30, 1991 to $8.2 million at March 31, 1996. However, the equity ratio declined from 6.6 percent to 6.2 percent.

Lending Activities

     Amsterdam Federal's loan portfolio primarily consists of mortgage loans secured by one-to-four family residences. The Bank has recently begun to emphasize home equity loans secured by first and second mortgages on one-to-four family residences. The Bank also originates consumer loans, consisting of personal loans, home improvement loans, and passbook loans. To a lesser extent, the Bank originates commercial real estate loans and other commercial loans. Although the loan portfolio still consists of a small amount of education loans, the Bank ceased making such loans in June 1994.

     At March 31, 1996, Amsterdam Federal's gross loan portfolio totaled $68.5 million. Loans secured by first mortgages on one-to-four family residences totaled $43.9 million, or 64.2 percent,

CAPITAL RESOURCES GROUP, INC.

                                    1.8

of the Bank's total loan portfolio at March 31, 1996. Prior to 1988, the Bank purchased loans, however, it is the current policy of the Bank not to purchase loans. Other than educational loans which were recently sold, Amsterdam Federal does not sell loans. For its mortgage loan portfolio, the Bank originates fixed- and adjustable-rate mortgage loans. At March 31, 1996, adjustable-rate residential mortgage loans totaled approximately 48 percent of the Bank's residential mortgage loans (excluding home equity loans).

     At March 31, 1996, Amsterdam Federal's largest lending relationship was comprised of loans secured by commercial and residential properties aggregating $641,000 located in the Bank's market area. The second largest lending relationship consisted of a residential loan with a balance $533,000 at March 31, 1996, secured by real estate located in the Bank's market areas. The third largest lending relationship consisted of loans secured by commercial and residential properties aggregating $507,000 at March 31, 1996, located in the Bank's market areas. At March 31, 1996, all of these loans were performing in accordance with their terms.

     Loan origination volume for fiscal 1993, 1994, 1995 and the six months ended March 31, 1996, equaled $14.7 million, $22.0 million, $21.2 million and $11.3 million, respectively. For the latest six months ended March 31, 1996, originations of one-to-four family residential loans (excluding home equity loans) equaled $2.7 million or only 31 percent of the total loan origination volume.

     One-to-Four Family Residential Loans

     The Bank's primary lending activity consists of the origination of one-to-four family residential mortgage loans secured by property located in the Bank's primary market areas. The Bank generally originates owner-occupied one-to-four family residential mortgage loans in amounts

CAPITAL RESOURCES GROUP, INC.

                                    1.9

up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. The Bank will originate a mortgage loan in an amount up to 95% of the lesser of the appraised value or selling price of a mortgaged property, however, mortgage insurance is required for the amount in excess of 80% of such value. Non-owner-occupied residential mortgage loans are originated up to 75% of the lesser of the appraised value or selling price of the property on a fixed rate basis only. The Bank, on a very limited basis, also originates construction permanent loans on one-to-four family residences. The Bank retains all mortgage loans that it originates. Adjustable-rate mortgage loans, which can adjust annually or every three or five years over the life of the loan depending on the terms of the loan, can have maturities of up to 30 years. Fixed-rate loans can have maturities of up to 15 or 20 years depending on the terms of the loan. The Bank also originates a fixed-rate 8 year balloon loan with principal and interest payments calculated using a 30 year amortization.

     For all adjustable-rate mortgage loans, the Bank requires the borrower to qualify at the fully indexed rate after the first adjustment. The Bank's adjustable-rate mortgage loans provide for periodic interest rate adjustments of plus or minus 1 percent to 2 percent per year with a maximum adjustment over the term of the loan as set forth in the loan agreement and usually ranges from 4 percent to 6.5 percent above the initial interest rate depending on the terms of the loan. Adjustable-rate mortgage loans typically reprice every year, although some adjust every three or five years, and provide for terms of up to 30 years with most loans having terms of between 15 and 30 years. The Bank offers adjustable-rate loans with initial interest rates set below the fully indexed rate. The Bank offers adjustable-rate mortgage loans indexed to the one year U.S. Treasury bill rate.

CAPITAL RESOURCES GROUP, INC.

                                    1.10

     Interest rates charged on mortgage loans are competitively priced based on market conditions and the Bank's cost of funds. Generally, the Bank's standard underwriting guidelines for mortgage loans conform to the Federal National Mortgage Corporation ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") guidelines and most of the Bank's loans are salable in the secondary market. However, it is the current policy of the Bank to remain a portfolio lender.

     Commercial Loans

     The Bank originates a limited amount of commercial real estate and other commercials loans. Commercial real estate loans consist of loan made for the purpose of purchasing the commercial real estate used as collateral and includes loans secured by mixed residential and commercial use property, professional office buildings, and restaurants. At March 31, 1996, commercial loans, other than commercial real estate loans, totaled $1.6 million or 2.4 percent of the total loan portfolio. At March 31, 1996, commercial real estate loans totaled $3.1 million, or 4.5 percent of the loan portfolio. Commercial loans, other than commercial real estate loans, consist of, among other things, commercial lines of credit, commercial vehicle loans, and working capital loans and are typically secured by residential or commercial property, receivables, or some other form of collateral. The Bank requires a personal guarantee from the principal of the commercial enterprise on all commercial loans. Loans secured by commercial property may be originated in amounts up to 75 percent of the appraised value for a maximum term of 15 years.

     Home Equity Loans

     At March 31, 1996, home equity loans secured by first and second mortgages on residential real estate totaled $12.3 million, or 18.0 percent of total loans. The loans are originated as fixed-rate

CAPITAL RESOURCES GROUP, INC.

                                    1.11

loans with terms of up to 15 years. The loans are generally subject to an 80 percent combined loan-to-value ratio, including any other outstanding mortgages or liens. However, the Bank may occasionally permit a higher loan-to-value ratio based on other factors, such as the strength and credit history of the applicant and the terms of the loan. The Bank has recently begun to emphasize the these loans as a means of supplementing its mortgage loan origination volume. Home equity loan balances have increased $8.4 million since September 1991.

     Consumer Loans

     The Bank offers consumer loans in order to provide a wider range of financial services to its customers. Consumer or other loans, including home improvement loans but excluding home equity loans, totaled $7.5 million, or 10.9 percent of the Bank's total loans at March 31, 1996. The Bank originates secured and unsecured consumer loans, consisting of personal loans, home improvement loans, and passbook loans. The largest component of the consumer loan portfolio is direct automobile loans.

Asset Quality

     After increasing to $1.1 million or 1.08 percent of total assets in September 1993, Amsterdam Federal's level of non-performing assets (non-accrual loans, accruing loans delinquent more than 90 days and foreclosed assets) has decreased overall during the last three years (see Table 1.2). At March 31, 1996, non-performing assets equaled $782,000 or 0.59 percent of total assets. Approximately 73 percent of the Bank's non-performing assets are comprised of non-accrual residential real estate loans including home equity loans.

CAPITAL RESOURCES GROUP, INC.

                                    1.12

                                   Table 1.2
                               Amsterdam Federal
                             Non-Performing Assets


                                                                                          At
                                                 At September 30,                      March 31
                                 ------------------------------------------------      --------
                                  1991         1992       1993     1994      1995       1996
                                                     (Dollars in Thousands)

Non-accruing loans:
   Residential real estate(1)     $886         $768       $856     $599      $487       $569
   Commercial real estate            0            0          0        0         0         40
   Consumer & commercial
     loans                          57           65         42       25        31         74
                                   ---          ---        ---      ---       ---        ---
      Total                       $943         $833       $898     $624      $518       $683
                                  ====         ====       ====     ====      ====       ====

Accruing loans delinquent
  more than 90 days:
   Residential real
     estate(1)                    $  0       $    0     $    0     $  0      $  0       $  0
   Commercial real estate            0            0          0        0         0          0
   Consumer & commercial
     loans                           0            0        165      106        79         99
                                   ---        -----                 ---        --        ---
      Total                       $  0       $    0     $  165     $106      $ 79       $ 99
                                   ===       ======      =====     ====      ====       ====

Total Non-Performing Loans        $943         $833     $1,063     $730      $597       $782
                                  ====         ====      =====     ====      ====       ====

Foreclosed assets:
   Residential real
     estate(1)                       0            0         67        0         0          0
   Commercial real estate            0            0          0        0         0          0
   Consumer & commercial             0            0         67        0         0          0
                                   ---          ---      -----      ---       ---        ---
      Total                          0            0         67        0         0          0
                                   ===          ===      =====      ===       ===        ===

Total Non-performing assets       $943         $833     $1,130     $730      $597       $782
                                  ====         ====      =====     ====      ====       ====
Allowance for loan losses         $456         $313       $415     $625      $678       $751
                                  ====         ====       ====     ====      ====       ====
Coverage of
  non-performing loans(2)        48.36%       37.58%     39.04%   85.62%   113.57%     96.04%
                                 =====        =====      =====    =====    ======      =====
Non-performing assets as a
  percentage of total assets      1.16%        0.89%      1.08%    0.64%     0.47%     0.59%
                                  ====         ====       ====     ====      ====      ====

- ---------------------------
(1)  Includes home equity loans.
(2) Calculated as the period end allowance for loan losses as a percentage of the period end non-performing assets.

Source: Amsterdam Federal's Prospectus

CAPITAL RESOURCES GROUP, INC.

                                    1.13

     At March 31, 1996, Amsterdam Federal had classified $613,000 of loans as substandard and $394,000 of loans as doubtful. As of such date, the Bank's allowance for loan loses equaled $751,000 or 1.10 percent of total loans.

Asset/Liability Management

     In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, Amsterdam
Federal has instituted certain asset and liability management measures, including the following:

     o Originate for portfolio a large base of adjustable-rate residential mortgage loans and mortgaged-backed securities. Management estimates that adjustable-rate mortgages equal approximately 40 percent of current residential loan (excluding home equity loans) origination volume. However, the Bank's plan is to increase that relative percentage to approximately 50 percent. At March 31, 1996, just over 50 percent of the Bank's residential mortgage (excluding home equity loans) and MBS portfolios were comprised of adjustable-rate product.

     o Maintain substantial levels of interest earnings deposits, federal funds and debt securities with short to intermediate terms. The vast majority of the Bank's securities portfolio has laddered maturities of less than one year to five years.

     o Maintain significant levels of available for sale securities which also serves to enhance the overall liquidity of the Bank's securities portfolio. Securities available for sale equaled $18.2 million at March 31, 1996.

     o Maintain a high proportion of lower-costing non-certificate accounts in the Bank's deposit portfolio. At March 31, 1996, such deposits totaled $58.3 million or 48.0 percent of total deposits.

     The following table presents the Board's interest rate risk limits as measured by changes in net portfolio value ("NPV"), which is the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities. A recent analysis prepared

CAPITAL RESOURCES GROUP, INC.

                                    1.14

by the OTS using data as of March 31, 1996 showed the Bank to be within or very close to the Board's policy limits under all rate shocks as noted below:

         Chnage in

       Interest Rates                        Percent Change in NPV
        Basis Points                  Per Board Limits     Per OTS Analysis
        ------------                  ----------------     ----------------
            + 400                          -25%                   -27%
            + 300                          -15%                   -17%
            + 200                          -10%                   -10%
            + 100                          - 5%                   - 4%
                0                                                   0
            - 100                          + 5%                   + 2%
            - 200                          +10%                   + 4%
            - 300                          +15%                   +11%
            - 400                          +25%                   +22%


Income and Expense Trends

     As shown in Table 1.3, Amsterdam Federal has recorded positive net income levels over the past five and one-half years. Between the fiscal year ended September 30, 1991 and September 30, 1993, the Bank's profitability levels increased, primarily due to widening net interest margins. Amsterdam Federal's reported net income increased from $357,000 or an ROA of 44 basis points in fiscal 1991, to $691,000 or an ROA of 70 basis points in fiscal 1993. During this time period, the Bank's net interest margin (net interest income as a percentage of assets) increased from 253 basis points to 304 basis points.

     Since fiscal 1993, the Bank's profitability levels have declined. After decreasing to $608,000 or an ROA of 50 basis points in fiscal 1995, the Bank's reported net income further declined to $579,000 (ROA of 46 basis points) during the latest twelve months ended March 31, 1996. The decrease in net income levels since fiscal 1993, reflect a narrowing of the Bank's interest rate

CAPITAL RESOURCES GROUP, INC.



                                    Table 1.3
                                Amsterdam Federal
                            Income and Expense Trends
                             (Dollars in Thousands)

                                                                                                              For the Twelve Months
                                          For the Fiscal Year Ended September 30,                                Ended March 31,
                        ------------------------------------------------------------------------------------- ---------------------
                              1991              1992           1993                1994              1995               1996
                         ($000)    (%)     ($000)   (%)   ($000)    (%)       ($000)  (%)       ($000)    (%)       ($000)   (%)
                         ------    ---     ------   ---   ------    ---       ------  ---       ------    ---       ------   ---

Average Assets (1)      81,297            87,438          99,308             109,460           120,922             126,055
Interest Income          7,019    8.63%    7,109   8.13%   6,764    6.81%      6,886  6.29%      8,041   6.65%       8,659    6.87%
Interest Expense        (4,964)   6.10%   (4,589)  5.25%  (3,741)   3.77%     (3,592) 3.28%     (4,528)  3.74%      (5,132)   4.07%
                        ------    ----    ------   ----   ------    ----      ------  ----      ------   ----       ------    ----
  Net Interest Income    2,055    2.53%    2,520   2.88%   3,023    3.04%      3,294  3.01%      3,513   2.91%       3,527    2.80%
Loan Loss Provision        148    0.18%      116   0.13%     217    0.21%        293  0.27%        165   0.14%         160    0.13%
                        ------    ----     -----   ----    -----    ----      ------  ----     -------   ----      -------    ----
  Net Interest Inc.
    after Prov.          1,907    2.35%    2,404   2.75%   2,806    2.83%      3,001  2.74%      3,348   2.77%       3,367    2.67%


Gain (Loss) on
  Sale of Securities        11    0.01%        3   0.00%      15    0.02%         40  0.04%         (3)  0.00%          (3)   0.00%
Fees and Service
  Charges                   98    0.12%      124   0.14%     142    0.14%        152  0.14%        244   0.20%         340    0.27%
Other Non-Interest
  Income                    26    0.04%       14   0.00%      30    0.03%         28  0.00%         34   0.03%          35    0.03%
                        ------    ----     -----   ----    -----    ----      ------  ----     -------   ----      -------    ----

  Total Non-Interest
    Income                 135    0.17%      141   0.16%     187    0.19%        220  0.20%        275   0.23%         372    0.30%

  Total Non-Interest
    Operating Exp        1,446    1.78%    1,684   1.93%   1,938    1.95%      2,245  2.05%      2,731   2.26%       2,906    2.31%
                        ------    ----     -----   ----    -----    ----      ------  ----     -------   ----      -------    ----

  Income (Loss)
    before Taxes           596    0.73%      861   0.98%   1,055    1.06%        976  0.89%        892   0.74%         833    0.66%
Provision for
  Income Taxes             239    0.29%      291   0.33%     364    0.36%        320  0.29%        284   0.24%         254    0.20%
                           ---    ----       ---   ----      ---    ----         ---  ----         ---   ----          ---    ----

  Net Income (Loss)       $357    0.44%     $570   0.65%    $691    0.70%       $656  0.60%       $608   0.50%        $579    0.46%
                          ====    ====      ====   ====     ====    ====        ====  ====        ====   ====         ====    ====


(1)  Ending  assets  for the fiscal  year  ended  September  30,  1991.

Source: Amsterdam Federal 's audited and unaudited financial statements.

CAPITAL RESOURCES GROUP, INC.

                                    1.16

spreads and net interest margins and higher non-interest operating expense levels. After increasing from 274 basis points in fiscal 1993 to 289 basis points in fiscal 1994, Amsterdam Federal's interest rate spread declined to 278 basis points in fiscal 1995 and decreased further, to 255 basis points for the six months ended March 31, 1996. Between fiscal 1993 and the twelve months ended March 31, 1996, Amsterdam Federal's net interest margin declined from 304 basis points to 280 basis points, while the Bank's operating expense ratio increased from 195 basis points to 231 basis points.

     Amsterdam Federal's non-interest operating expense levels have doubled since fiscal 1991. The increase in expenses largely reflect the expansion of the Bank's asset base and level of operations in recent years. While the largest dollar level of expense increases have been in compensation and benefits, other major expense increases have occurred in occupancy and equipment, data processing as well as other expense categories. Specifically, the opening and operation of two supermarket branch offices in Gloversville and Oneonta in 1994 and 1995, the replacement of the computer hardware system in the Bank's branches, and the installation of automatic teller machines ("ATMs") in the three branch offices, have each contributed to higher expense levels, particularly over the last two years.

     Although non-interest income has not been a major component of Amsterdam Federal's earnings stream, non-interest income has increased from $135,000 (17 basis points) in fiscal 1991 to $372,000 (30 basis points) for the twelve months ended March 31, 1996. Non-interest operating income increases have largely been attributable to higher deposit service charge levels. The increase in service charges on deposit accounts was primarily the result of charges on newly opened deposit

CAPITAL RESOURCES GROUP, INC.

                                    1.17

accounts at the two new supermarket branches, as well as general increases to the Bank's deposit account service fees.

     Amsterdam Federal's earnings levels have been moderately impacted by loan loss provisions in certain years. Over the last five years, loan loss provisions ranged from only $116,000 (13 basis points) in fiscal 1992 to $293,000 (27 basis points) in fiscal 1994. During the latest twelve months ended March 31, 1996, such provisions were $160,000 (13 basis points).

Subsidiary Activity

     At march 31, 1996, the Bank had one wholly-owned subsidiary, AFS Service Corp. AFS Service Corp. was formed in October 1995 to act as an agent for the sale of Savings Bank Life Insurance. The Bank's investment in its subsidiary totaled $1,000 at March 31, 1996. As of March 31, 1996, AFS Service Corp. had not conducted any operations.

Properties

     The Bank operates from its main office and three branch offices. The Bank's total investment in office property and equipment was $2.6 million with a net book value of $1.6 million at March 31, 1996.

     The Bank has recently entered into a lease to occupy two spaces in the Amsterdam Riverfront Center. A majority of this space will be used as an operations center and will house the loan servicing, accounting, bookkeeping, and proof departments, marketing and business development, and branch operations. The remaining space is expected to be used as a small branch office with an ATM.

CAPITAL RESOURCES GROUP, INC.

                                    1.18

                                   Table 1.4
                               Amsterdam Federal
                               Office Locations

                                                              Net Book Value
                                                             Of Real Property
                                 Leased       Year Leased      or Leasehold
Location                        Or Owned      or Acquired      Improvements
- --------                        --------      -----------      ------------
MAIN OFFICE:
     161 Church Street            Owned          1961            $440,511
     Amsterdam, NY 12010

AMSTERDAM BRANCH OFFICE:
     Route 30N &
       Maple Ave Extension        Owned          1989            $612,996
     Amsterdam, NY

SUPERMARKET BRANCH -
GLOVERSVILLE:
     Shop N Save              Leased until       1994            $109,090
     Fifth Avenue             July 2004(1)
     Gloversville, NY

SUPERMARKET BRANCH -
ONEONTA:
     Shop N Save              Leased until       1995            $112,436
     Route 28                January 2005(1)
     Oneonta, NY


- ---------------------------
(1) Lease has a ten year term with a renewal option at the end of first five years.

Source: Amsterdam Federal's Prospectus

Legal Proceedings and Miscellaneous

     The Bank, from time to time, is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the business of the Bank. There were no lawsuits pending or known to be

CAPITAL RESOURCES GROUP, INC.

                                    1.19

contemplated against the Bank at March 31, 1996 that would have a material effect on the operations or income of the Bank.

     At March 31, 1996, the Bank had 34 full-time and 15 part-time employees.

CAPITAL RESOURCES GROUP, INC.

                           II.  MARKET AREA ANALYSIS

Market Area Review

     Amsterdam Federal conducts business from its main office in Amsterdam and branch offices in Amsterdam (Montgomery County), Gloversville (Fulton County) and in Oneonta (Otsego County), New York. Based on the Bank's branch locations and deposit activity, the Bank has two market areas. Both market areas are defined by existing boundaries. One market area consists of the Cities of Amsterdam, Gloversville, Johnstown, and the Towns of Amsterdam, Johnstown, Florida, Mohawk, Broadalbin, Mayfield, and Perth. The other market area consists of the City of Oneonta and Town of Oneonta. Amsterdam is located approximately 30 miles west of Albany. The Bank's super-market branch in Gloversville began operations in November 1994 and is located approximately 15 miles north of Amsterdam. The other Supermarket branch in Oneonta was opened in May 1995, and is located approximately 65 miles southwest of Amsterdam.

     The Bank's deposit and lending base is concentrated in Montgomery County. However, since the Bank's customer base for loans and deposits are drawn from portions of Fulton and Otsego Counties as well, this chapter also provides economic and demographic data on these two counties.

     The Bank's primary market areas consists principally of suburban and rural communities with manufacturing serving as the largest sector of the local economy (in Montgomery and Fulton Counties). Trade, service and government related industries comprise the other major components of the Bank's primary market economy. Historically, the economy of Montgomery County was heavily dependent on carpet manufacturing up through the 1950's. Currently, the manufacturing sector is more diverse, with a large majority of manufacturers having a small number of employees.

CAPITAL RESOURCES GROUP, INC.

                                    2.2

The service sector has been increasing as a percentage of the total employment in the Bank's primary market area with local governments also accounting for a large percentage of such employment. The local markets that surround the Bank's retail offices are characterized as mature areas with limited economic and demographic growth.

     The local communities in and around Amsterdam do not contain major employers. A significant percentage of the local area residents commute to Schenectady County (General Electric) and Albany County (State Government) to work.

     Recent growth in areas of Fulton County and Otsego County supported the Bank's decision to open up the two new supermarket branches in those two counties. For example, Fulton County, through the establishment of economic development zones, has attracted new employers into the local area. The Route 30 corridor which runs through Montgomery and Fulton Counties has spawned the growth of recreation areas, large retail facilities and restaurants north of Amsterdam.

     Overall, the population of Montgomery and Fulton Counties has declined in the last decade while Otsego county benefited from a modest population expansion. Between 1985 and 1994 Montgomery County (population count 51,900) and Fulton County ( population count 53,700) experienced a 1.5 percent and 2.7 percent population decrease, respectively. Over the same period, Otsego County experienced a 4.6 percent population increase from 59,000 in 1985 to 61,700 in 1994. Projections for the five year period between 1994 and 1999 indicate that Fulton County's population is expected to decline modestly (3.2 percent), Montgomery County's population will experience a modest increase (0.4 percent) and Otsego County will grow faster (2.3 percent).

CAPITAL RESOURCES GROUP, INC.

                                    2.3

     The per capita income in each of Montgomery, Fulton and Otsego Counties increased approximately 49 percent respectively between 1985 and 1993, at a faster rate than the U.S. average, but below the New York State average. However, the three Counties have lagged both the state and U.S. averages in dollar amounts. The per capita income in Montgomery County is modestly higher than in Fulton and Otsego Counties, due to its proximity to three cities of Albany, Schenectady and Troy as people commute into those cities for employment.

     In 1993 (latest available data), industries which accounted for the largest percentage of earnings in Montgomery County were the manufacturing sector (40.0 percent) followed by the service sector (20.0 percent). Government and the wholesale and retail trade also accounted for a noteworthy percentage of earnings in Montgomery County. Of the industries that accounted for at least 5 percent of earnings in 1993, the slowest growing between 1990 and 1993 was wholesale and retail trade, which increased by 1.4 percent; the fastest growing was durable goods in the manufacturing sector, which increased by 34.7 percent. The manufacturing sector is highly significant to Montgomery County's economy because of its high multiplier effects for employment, output and value added.

     Set  forth  below  is a list of the ten  largest  employers  in  Montgomery
County:

                                                             Number of
     Company                         Product                 Employees
     -------                         -------                 ---------
St. Mary's Hospital              Health Services                825
Amsterdam Memorial Hospital      Health Services                679
Amsterdam Printing & Litho       Printing & Publishing          600
Hasbro, Inc.                     Toy Manufacturer               600
Kasson & Keller/Keymark Corp.    Fabricated Metal Products      600
Liberty Enterprises              Health Services                539
Beech Nut Nutrition Corp.        Food & Kindred Products        538
Noteworthy Company               Furniture & Fixtures           225
Mohawk Finishing Products, Inc.  Chemicals & Allied Products    222
Adirondack Knitting Mills, Inc.  Textile Mill Products          220

CAPITAL RESOURCES GROUP, INC.

                                    2.4

     In 1993, industries which accounted for the largest percentage of earnings in Fulton County were the manufacturing (36.6 percent) followed by the government sector (20.0 percent). Manufacturing and the retail trade also accounted for a noteworthy percentage of earnings in Fulton County. Of the industries that accounted for at least 5 percent of earnings in 1993, the slowest growing between 1990 and 1993 was transportation and public utilities, which increased by 3.0 percent; the fastest growing were the government and service sectors, which increased by 29.8 percent and 29.6 percent respectively. However, it should be noted that the transportation and public utilities sector represented only 6.2 percent of earnings in Fulton County in 1993.

     Set forth below is a list of the ten largest employers in Fulton County:

                                                              Number of
     Company                                                  Employees
     -------                                                  ---------
Fulton Co. Chapter - NYS Assoc for Retarded Children Inc.       937
Nathan Littauer Hospital Association                            858
County of Fulton                                                828
Gloversville Enlarged School Dist.                              660
Buddy L. Inc.                                                   566
NYS Exec. Dept. Div. For Youth Tryon School for Boys            455
Enlarged City School Dist. of the City of Johnstown             430
UNI Distribution Corporation                                    321
Price Chopper, Inc.                                             292
Citizens Telecom                                                280


     In 1993, industries which accounted for the largest percentage of earnings in Otsego County were the service industry (35.1 percent) followed by the state and local government (20.0 percent). Of the industries that accounted for at least 5 percent of earnings in 1993, the slowest growing between 1990 and 1993 was manufacturing, which increased by 10.1 percent; the fastest growing was government and government enterprises sector, which increased by 22.8 percent.

CAPITAL RESOURCES GROUP, INC.

                                    2.5

     The unemployment rate for Montgomery County at April 1996 (most recent available data) was 9.1 percent. Fulton and Otsego County's unemployment rates were 8.6 percent and 5.4 percent, respectively, at April 1996. These figures compare to the state and U.S. unemployment rates of 6.3 and 5.4 percent at April 1996, respectively.

     Amsterdam Federal competes with many larger financial institutions for originating loans and attracting deposits in Montgomery, Fulton and Otsego County. There were 21 other thrift, savings bank, commercial bank and credit union offices in Montgomery County at June 30, 1995, 22 in Fulton County and 29 in Otsego County. Historically, thrifts and savings banks in Montgomery County have held a smaller percentage of deposits than commercial banks. However, between June 30, 1993 and June 30, 1995, total deposits held by thrifts and savings banks in Montgomery County increased by approximately $11 million or
10.9 percent. At June 30, 1995, the Bank held 32.6 percent of all thrift and savings banks deposits in Montgomery County where its two offices are located, up from 30.1 percent at June 30, 1993. Also, the Bank's overall market share of total deposits in Montgomery County increased from 12.7 percent to 13.8 percent during the same period. Historically, thrift and savings banks in both Fulton and Otsego Counties have held a smaller percentage of deposits than commercial banks. The Bank's branch office in Fulton County opened up in November 1994 and the branch office in Otsego County opened operations in May 1995. At March 31, 1996, the Bank branches' estimated market share of total thrift and savings bank deposits in Fulton and Otsego Counties was 4.2 percent and 3.2 percent respectively. Amsterdam Federal's estimated share of total deposits in Fulton and Otsego Counties was 1.1 and 0.6 percent, respectively.

CAPITAL RESOURCES GROUP, INC.

                 III.   COMPARISONS WITH PUBLICLY-HELD THRIFTS

Chapter Overview

     An important aspect in our fair market valuation of Amsterdam Federal involves a financial comparison of the Bank with a selected group of publicly-traded peer thrifts. Significant differences between Amsterdam Federal and a selected comparative group of ten thrift institutions (the selection process is detailed in the following sections) are summarized below:

     o Amsterdam Federal reported a lower net income level over the most recent twelve month period (ROA of 46 basis points) versus the comparative group (ROA of 67 basis points) and all publicly traded (ROA of 89 basis points). Amsterdam Federal's lower earnings relative to the comparative group reflects a lower net interest margin level, which was partially offset by a modestly lower level of non-interest operating expenses and loan loss provisions, and a modestly higher level of non-interest operating income.

     o For the most recent twelve month period, Amsterdam Federal's net interest margin was 2.80 percent of average assets versus 3.33 percent for the comparative group and 3.25 percent for the all publicly traded SAIF-insured group. The Bank's lower net interest margin versus the comparative group reflects a lower yield/cost spread (2.55 percent for the Bank versus 2.97 for the peer group) and a substantially lower net earning asset position (1.59 percent for the Bank versus 11.29 percent for the peer group). The Bank's net earning asset position on a post-conversion basis will approach but remain below that of the peer group.

     o Amsterdam Federal's non-interest operating income of 30 basis points was modestly higher than that of the peer group (24 basis points) and moderately lower than that of the all publicly-traded group (44 basis points). The Bank's non-interest income consists of service charges on deposit accounts, loans fees and other miscellaneous income.

     o Despite Amsterdam Federal's relatively large branch office network given its assets size, the Bank recorded a modestly lower level of overhead expenses compared to the peer group. For the most recent twelve months, the Bank's non-interest expenses to average assets was 2.31 percent compared to 2.35 percent for the peer group.

     o Amsterdam Federal's net worth (equity) ratio of 6.2 percent was well below the peer group's tangible capital ratio of 18.3 percent. After conversion, Amsterdam Federal will (on a consolidated basis) have a net worth ratio which will continue to fall below to that of the comparative group after conversion.

CAPITAL RESOURCES GROUP, INC.

                                    3.2

     o In recent years, Amsterdam Federal has experienced relatively low levels of non-performing assets ("NPA"). The Bank's NPAs to assets ratio of 0.59 percent was lower than the peer group's ratio of 1.48 percent and the all publicly traded group's ratio of 1.10 percent.

Introduction

     The ideal approach to estimating the fair market value of Amsterdam Federal entails a comparison of the Bank's operating characteristics to those of actively-traded stock thrifts possessing similar characteristics, to the extent that such can be identified. While we feel that prices of a properly selected peer group are useful in determining the pro forma market value, considerable adjustments will still be required in pricing Amsterdam Federal's common stock in terms of its fair market value, owing to differences in asset size, market area, financial strength, earnings potential, operating strategies, the anticipated offering size, the market for conversion offerings and secondary market liquidity of the issue.

     The remainder of this chapter will consist of the selection of an appropriate group of similar thrift institutions and a comparative financial analysis of this peer group with the Bank. The following chapter will then detail the process by which the Bank's appropriate fair market value has been determined and will demonstrate the estimated pro forma effects of the conversion on Amsterdam Federal and its related pricing ratios at the determined market price.

Selection Criteria

     We have limited our analysis to thrift companies listed on the major stock exchanges (New York and American) and those companies listed on NASDAQ (National Association of Securities Dealers Automated Quotation System) due to the relative liquidity of their common stock. This

CAPITAL RESOURCES GROUP, INC.

                                    3.3

limitation is necessary, in our opinion, since published market data for companies not qualifying for such listing may not accurately reflect their true market values due to their limited trading volume, often coupled with considerable time elapsing between trades (which may be executed at widely varying prices) and the correspondingly large bid-ask spreads often associated with such issues. Comparison to thinly-traded stocks could thus be especially misleading with regard to current market conditions. We have, therefore, excluded these companies from comparative group consideration. The Bank has applied to have its common stock approved for quotation on the NASDAQ Stock Market system. Therefore, it is very useful to compare the Bank to publicly-traded thrifts in order to determine its market value relative to prevailing market conditions.

     An important factor bearing on the likely reception of Amsterdam Federal's initial stock offering is the initial pricing and market price performance of recently converted thrifts, especially if these companies possess similar characteristics as Amsterdam Federal. Hence, we have examined other recently completed conversion offerings for other thrift institutions in order to assess the general market reception of new thrift offerings. Based on these findings, we can make any adjustments deemed necessary to Amsterdam Federal's estimated pro forma fair market value.

     We have excluded from consideration companies whose prices appear to be materially influenced by announced or rumored acquisitions. In order to avoid potential distortion to market pricing data, we have also eliminated from the comparative group companies that are experiencing unusual market and/or operating conditions.

     Recognizing that operating environments for thrifts vary greatly from state to state, as well as from region to region, due to different economic, legal, regulatory and investment characteristics,

CAPITAL RESOURCES GROUP, INC.

                                    3.4

we have attempted to select comparative companies operating in regions similar to that in which Amsterdam Federal is located. We have, therefore, selected a group of thrifts located within the Mid-Atlantic and Midwest regions which we believe are comparable to the Bank and which have experienced similar economic conditions in their market areas.

     Institution size and operating strategy are also major factors in assessing institution comparability since they both affect expected rates of return and investors' general perception of the quality, risk and attractiveness of a given institution. Due to significantly increased interest rate volatility and expanded asset and liability powers for thrift institutions, operating strategies have become increasingly diverse and this may dramatically impact a company's profitability and market value. Five distinct operating strategies have been identified from the data base we maintain on approximately 390 publicly-traded thrifts: mortgage banker, diversified thrift, real estate orientation (construction lending and development), retail banker (commercial banking services, heavy consumer and commercial business lending) and traditional thrift (traditional role without specializing in non-traditional activities). We were sensitive to the operating strategy of Amsterdam Federal, which we identified as a traditional thrift and have given this factor considerable weight in selecting an appropriate comparative group. Furthermore, to the extent feasible, we have attempted to select companies with small to moderate asset sizes (subject to market area and financial characteristic considerations), stable but moderate earnings levels and, for the most part, moderate capital levels in order to encompass companies which have a similar amount of resources and available opportunities.

CAPITAL RESOURCES GROUP, INC.

                                    3.5

     While it is not possible to select a public company group exactly comparable to Amsterdam Federal, we believe that the group selected is comprised of a representative group of companies which provides a good illustration of current industry market values based on three measures: price/book value, price/earnings and price/assets. We will discuss these valuation approaches in considerable detail in Chapter IV. Individually and in the aggregate, the comparative group of thrifts share common characteristics to Amsterdam Federal.

Selection Procedure

     Using the criteria  discussed  above, we have identified ten companies from
Exhibit III-1 ("General Characteristics -- Publicly-Traded Thrifts") demonstrating characteristics similar to those of Amsterdam Federal. In Table 3.1, we have listed the comparative group companies. In terms of location, nine comparative group companies are located in the Mid-Atlantic region and one is located in the Midwest region. Seven of the comparative group companies are located in New York State (but not New York City). Subject to certain asset size restrictions, we attempted to identify thrifts which share similar financial characteristics and operate in markets demonstrating similar characteristics as that in which Amsterdam Federal operates.

     Given limitations of including institutions with similar financial characteristics, market areas, comparable business strategies and sufficient trading volumes, the overall mean and median asset size of the ten thrifts in the comparative group is $207 million and $201 million, respectively. The ten comparative institutions all pursue a traditional operating strategy and most, like Amsterdam Federal, have below average earnings levels. Seven of the comparative thrifts, like Amsterdam Federal, are SAIF-insured. Three of the comparative thrifts, Ambanc Holding Co., Catskill Financial

CAPITAL RESOURCES GROUP, INC.

                                    Table 3.1
                             Amsterdam Federal Bank
                      Comparative Group Selection Criteria


                           Date          Total     Market        Primary        Number        Operating                  Ticker
    Institution          Converted      Assets    Value(1)     Market Area     of Offices    Strategy(2)     Exchange    Symbol
    -----------          ---------      ------    --------     -----------     --------      -----------     --------    ------
                                        ($Mil)     ($Mil)

Amsterdam Federal-NY       ----           133       ---         New York         4          Traditional        ---       ----

1stBergenBancorp-NJ      04/01/96         259        29.6      New Jersey        2          Traditional        OTC       FBER
AlbionBancCorp-NY        07/26/93          57         4.3       New York         2          Traditional        OTC       ALBC
AmbancHolding-NY         12/27/95         392        51.8       New York         9          Traditional        OTC       AHCI
CatskillFinCorp-NY       04/18/96         230        57.9       New York         3          Traditional        OTC       CATB
LittleFallsBncp-NJ       01/05/96         286        30.0      New Jersey        7          Traditional        OTC       LFBI
LSBFinCorp-IN            02/03/95         163        15.7       Indiana          3          Traditional        OTC       LSBI
PeekskillFinCo-NY        12/29/95         194        48.2       New York         3          Traditional        OTC       PEEK
SFSBancorp-NY            06/30/95         166        16.7       New York         3          Traditional        OTC       SFED
TappanZeeFin-NY          10/05/95         115        19.9       New York         1          Traditional        OTC       TPNZ
YonkersFinCorp-NY        04/18/96         208        33.5       New York         4          Traditional        OTC       YFCB



(1)  Market Value as of June 14, 1996.
(2) From CRG's database maintained on 393 publicly-traded thrifts which has identified five distinct operating strategies.

Source: Amsterdam Federal's financial statements, SNL Securities, corporate reports and offering circulars for publicly-traded companies.

CAPITAL RESOURCES GROUP, INC.

                                    3.7

Corp., and LSB Financial Corp., are members of the Bank Insurance Fund ("BIF") and, therefore, their deposits are currently subject to lower premiums than those of Amsterdam Federal.

Review of Comparative Group Thrifts

     Exhibits III-2 through III-4 highlight the key financial ratios for each of the ten comparative group thrifts. Also, Table 3.2 highlights each institution's relative earning asset composition. The following provides a description of each member of the comparative group:

     o 1st Bergen Bancorp is located in Wood-Ridge, New Jersey and operates two offices in Bergen County (population 845,443). 1st Bergen Bancorp is located approximately 15 miles west of Newark, New Jersey and approximately 150 miles south of Amsterdam Federal. Bergen County's latest available per capita income level was $28,547, well above the national average. The unemployment rate for Bergen County, as of April 1996, was 5.3 percent. 1st Bergen Bancorp was included in the peer group due to its similar earnings composition, its proximity to Amsterdam Federal, its similar level of cash and investments (34.4 percent of assets versus 36.1 percent for Amsterdam Federal), its below average level of mortgage loans, its similar yield on earning assets (7.24 percent versus 7.18 percent for Amsterdam Federal) and its below average cost of interest bearing liabilities. 1st Bergen Bancorp's earnings composition reflected a similar net income (45 basis points versus 46 basis points for Amsterdam Federal), a similar net interest margin (2.71 percent of average assets versus 2.80 percent for Amsterdam Federal), a below average level of non-interest income and a similar level of non-interest expenses (2.30 percent of average assets versus 2.31 percent for Amsterdam Federal).

     o Albion Banc Corp is located in Albion, New York and operates through two offices located in Orleans County (population 45,953). Albion Banc Corp is located in the northwest corner of New York, approximately 35 miles northeast of Buffalo and approximately 220 miles west of Amsterdam Federal. Orleans County's economy consists of agriculture and manufacturing and its primary employers are Fisher Price Toys, a toy manufacturer, the local government, Ontario Food Products, two state prisons and several other manufacturing concerns. Orleans County's latest available per capita income level was at $13,781 and, like Montgomery, Fulton and Otsego Counties, well below New York State and U.S. averages. The unemployment rate for Orleans County was 5.8 percent as of April 1996. Albion Banc Corp, with an asset size of $57 million, was included in the peer group due to its proximity to Amsterdam Federal, its below average equity to assets ratio, its above average level of consumer loans (8.9 percent of assets), its below average

CAPITAL RESOURCES GROUP, INC.



                                   Table 3.2
                          Earning Asset Composition *


                           Cash &          Total    ---- Construction ----     -------- Permanent --------    -- Non Mortgage --
Ticker   Name              Invest. MBS   Mortgages  1-4 mtg  5+ mtg   NonRes   1-4 mtg  5+ mtg NonRes  Land    Commcl   Consumer
- ------   ----              ------  ---   ---------  ------- -------   ------   -------- ------ -----  ----    ------   ---------
                               (%)    (%)   (%)        (%)     (%)     (%)       (%)     (%)   (%)     (%)    (%)       (%)
                                                       (As a percent of total assets)

o Amsterdam Federal Bank     36.1  10.7      35.5      0.5     0.0      0.1     32.6     0.1    2.2     0.0      1.2       14.9

o Comparative Group (10)     22.7  21.8      48.7      1.0     0.1      0.2     40.8     2.1    4.0     0.3      0.8        3.9

o All Publicly Traded (380)  14.6  17.5      59.9      2.5     0.2      0.3     45.8     4.1    6.4     0.8      1.5        4.6


FBER    1stBergenBancrp-NJ   23.0  24.5      47.7      0.0     0.0      0.0     39.2     2.6    5.9     0.0      0.0        3.0
ALBC    AlbionBancCorp-NY     8.7   7.8      69.5      1.5     0.0      0.0     63.4     1.2    3.3     0.0      0.5        8.9
AHCI    AmbancHolding-NY     25.5  11.9      45.2      0.2     0.0      0.1     33.8     1.8    9.4     0.0      2.2        8.7
CATB    CatskillFinCorp-NY   39.8   5.9      43.8      0.1     0.0      0.0     41.5     0.2    2.0     0.0      0.0        8.7
LFBI    LittleFallsBncp-NJ   27.2  38.2      30.4      0.4     0.0      0.0     29.0     0.0    1.1     0.0      0.0        1.1
LSBI    LSBFinCorp-IN         8.6   3.1      81.2      3.5     1.2      1.9     54.9     7.7    9.6     2.5      2.9        3.9
PEEK    PeekskillFinCo-NY    17.0  59.3      22.7      0.3     0.0      0.0     22.0     0.2    0.2     0.0      0.0        0.4
SFED    SFSBancorp-NY        22.5  14.8      60.7      0.2     0.0      0.0     56.9     1.4    2.2     0.0      0.0        0.3
TPNZ    TappanZeeFin-NY      23.7  24.2      46.2      3.0     0.0      0.0     36.6     3.2    3.4     0.0      2.7        1.5
YFCB    YonkersFinCorp-NY    30.8  27.8      39.7      1.1     0.0      0.0     30.4     2.7    3.2     1.0      0.0        2.5


* Per Regulatory Call Report detail as of 12/31/95.

   (Call Report source data may have timing and classification differences and may exclude certain consolidating entries. Loan percentages are based on gross loan balances.)

CAPITAL RESOURCES GROUP, INC.

                                    3.9

          level of mortgage-backed securities and non-performing assets, and its below average net earning asset position. Albion Banc Corp also had a similarly low net income level (30 basis points) and a below average level of non-interest income (38 basis points).

     o Ambanc Holding Company is located in Amsterdam, New York and is within 2 miles of Amsterdam Federal. Ambanc Holding Company is BIF insured. Ambanc Holding Company operates three offices in Montgomery County (population 51,900), one office in Fulton County (population 53,700), two offices in Saratoga County (population 194,863), one office in Schenectady County (population 149,349) and two offices in Albany County (population 290,858). Per capita income for Montgomery, Fulton, Saratoga, Schenectady and Albany Counties was $17,431, $16,938, $19,765, $19,580 and $20,988. The unemployment rates for Montgomery, Fulton, Saratoga, Schenectady and Albany Counties were 9.1, 8.6, 4.5,
          4.6 and 3.4 percent, respectively, as of April 1996. Ambanc Holding Company, with assets of $392 million, was included in the peer group due to its proximity to Amsterdam Federal, its below average level of mortgage loans, its above average level of consumer loans (8.7 percent of assets), its same level of non-interest operating income, excluding gains or losses (30 basis points), its below average levels of interest income and expense (as a percent of average assets), and its below average yield on interest earning assets and cost of interest bearing liabilities. Ambanc Holding Company recorded a loss of 3 basis points for the most recent twelve month period, which reflected asset quality problems and high loan loss provisions.

     o Catskill Financial Corporation is located in Catskill, New York which is approximately 55 miles south of Amsterdam Federal. Catskill Financial is BIF insured. Catskill Financial operates through two offices located in Greene County (population 47,673) and one office located in Albany County (population 290,858). Per capita income for Greene and Albany Counties was $14,607 and $20,988, respectively. The unemployment rates for Greene and Albany Counties were 7.5 and 3.4 percent, respectively, as of April 1996. Catskill Financial was included in the peer group due to its proximity to Amsterdam Federal, its similar branch office network, its similar level of cash and investments (39.5 percent of assets versus 36.1 percent for Amsterdam Federal), its below average level of mortgage-backed securities, its below average level of mortgage loans (43.8 percent of assets), its above average level of consumer loans (8.7 percent of assets), its below average level of non-performing assets (0.70 percent of assets), its similar earnings composition, and its below average net earning asset position. Catskill Financial's earnings composition reflected below average levels of interest income and expense and non-interest operating income and expense (as a percent of average assets). Catskill Financial also had a below average yield on interest earning assets and cost of interest bearing liabilities. Greene County, where Catskill Financial is headquartered, also offers limited residential lending opportunities like Montgomery County.

CAPITAL RESOURCES GROUP, INC.

                                    3.10

     o Little Falls Bancorp is located in Little Falls, New Jersey and operates out of three offices in Passaic County (population 463,657), two offices in Hunterdon County (population 116,503) and two offices in Burlington County (population 399,845). The latest per capita income available for Passaic, Hunterdon and Burlington Counties was $18,878, $28,963 and $21,971, respectively. The unemployment rates for Passaic, Hunterdon and Burlington Counties were 8.7, 3.6 and 4.9 percent, respectively, as of April 1996. Little Falls Bancorp, with assets of $286 million, was included in the peer group due to its proximity to Amsterdam Federal, its similarly low level of mortgage loans (30.4 percent of assets versus 35.5 percent for Amsterdam Federal), its similar earnings composition and its below average yield on interest earning assets and net interest rate spread. Amsterdam Federal's earnings composition reflected below average levels of net income (24 basis points), interest income and expense, net interest income, and non-interest income and expense (as a percent of average assets).

     o    LSB  Financial  Corp.,  is  located  in  Lafayette,  Indiana  which is approximately  60  miles  northwest  of  Indianapolis,  and 120  miles southeast of Chicago. LSB Financial Corp. operates out of three offices and has an asset size of $163 million. LSB Financial Corp. is BIF insured. The market area of the company is in Tippecanoe county (population 135,227). Tippecanoe County's latest available per capita income level was $17,279. The unemployment rate for Tippecanoe County was 3.0 percent as of April 1996. The largest employer is Purdue University followed by state and local governments, Subaru-Isuzu Automotive, Inc., Walbash National Corporation, Eli Lily, Home Hospital and St. Elizabeth Hospital. LSB Financial Corp. was included in the peer group due to its similar asset size, its similar branch office network, its below average capital level, its below average level of mortgage-backed securities and non-performing assets and below average net earning asset position. LSB Financial Corp. also has below average levels of net income and non-interest income (as a percent of average assets).

     o Peekskill Financial Corporation is located in Peekskill, New York which is approximately 110 miles south of Amsterdam Federal. Peekskill Financial operates out of three offices in Westchester County (population 891,386) and has assets of $194 million. The unemployment rate for Westchester County was 3.9 percent as of April 1996 and the latest per capita income figure for Westchester County was $32,335. The local markets that surround Peekskill Financial's retail offices are characterized as mature areas with limited economic and demographic growth. The service and manufacturing industries account for the largest percent of earnings in Westchester County. Peekskill Financial was included in the comparative group due to its proximity to Amsterdam Federal, its below average level of mortgage loans, its above average level of cash and investments, its similar branch office network, and its below average level of non-performing assets (0.83 percent of assets). Peekskill Financial's earnings composition consisted of below average levels of interest income and expense, and non-interest income and expense (as a percent

CAPITAL RESOURCES GROUP, INC.

                                    3.11

          of average assets). Peekskill Financial also had a below average yield on interest earning assets and cost of interest bearing liabilities.

     o SFS Bancorp, Inc. is located in Schenectady, New York and operates a network of three offices located in Schenectady County (population 149,349). SFS Bancorp has assets of $166 million and is located approximately 10 miles southeast of Amsterdam Federal and approximately 15 miles northwest of Albany. Schenectady County's latest available per capita income level was $19,580. The unemployment rate for Schenectady County was 4.6 percent as of April 1996. The primary industries in Schenectady County are the manufacturing and service industries and major employers include General Electric, KAPL, Inc., a research laboratory, the County of Schenectady, Ellis and St. Clare's Hospitals, Union College and Schenectady International, Inc. The State Government in Albany is also a major employer for Schenectady residents. SFS Bancorp was included in the peer group due to its proximity to Amsterdam Federal, its similar branch office network size, its similar asset size, its above average level of cash and investments, its below average level of loans, its similar earnings level, and its below average level of non- performing assets (0.71 percent of assets). SFS Bancorp's earnings composition consisted of below average levels of net income (63 basis points), interest income and expense, and non-interest income (as a percent of average assets). SFS Bancorp also had a below average yield on interest earning assets, cost of interest bearing liabilities and net interest rate spread (2.86 percent).

     o Tappan Zee Financial Corporation is headquartered in Tarrytown, New York which is approximately 125 miles south of Amsterdam Federal. Tappan Zee Financial conducts its business through one office in Westchester County (population 891,386). Tappan Zee Financial has assets of $115 million. Westchester County's latest per capita income figure was $32,335 and its unemployment rate, as of April 1996, was
          3.9 percent. Tappan Zee Financial was included in the peer group due to its proximity to Amsterdam Federal, its similar asset size, its similar earning asset composition (high levels of securities) and below average earnings level. Tappan Zee Financial's earning asset composition consisted of a similar level of mortgage-backed securities (11.1 percent of assets versus 10.8 percent for Amsterdam Federal), a similar liquidity level (40.7 percent of assets versus 36.1 percent for Amsterdam Federal), and a below average level of mortgage loans (46.2 percent of assets). Tappan Zee Financial's earnings composition consisted of below average levels of net income (81 basis points), interest income and expense, and non-interest operating income (20 basis points) and expense (2.21 percent of average assets).

     o Yonkers Financial Corporation is located in Yonkers, New York and operates out of four offices located in Westchester County (population 891,386). Yonkers Financial has assets of $208 million and is located approximately 135 miles south of Amsterdam Federal. Westchester County's latest per capita income figure was $32,335 and its unemployment rate, as of April 1996, was 3.9 percent. Yonkers Financial was included in the peer group

CAPITAL RESOURCES GROUP, INC.

                                    3.12

        due to its proximity to Amsterdam Federal, its similar level of mortgage loans (39.7 percent of assets versus 35.5 percent for Amsterdam Federal), its above average level of cash and investments (30.8 percent of assets), its below average earnings level and its below average net earning asset position. Yonkers Financial's earnings composition consisted of below average levels of net income (72 basis points), interest income (6.91 percent of average assets versus 6.87 percent for Amsterdam Federal) and expense, and non-interest operating income (40 basis points). Yonkers Financial also had a below average yield on interest earning assets and cost of interest bearing liabilities.

     We also reviewed the characteristics of other thrifts for inclusion in the peer group. The company shown below is a company that has some close similarities to Amsterdam Federal but was excluded from the comparative group for the reasons noted.

     o ALBANK Financial Corporation is located in Albany, New York, approximately 30 miles southeast of Amsterdam Federal. The company operates a network of 47 branch offices throughout New York State, has total assets of approximately $3.3 billion, and generated an ROA of 98 basis points. Although the company is geographically close to Amsterdam Federal, we excluded it from the comparative group based on its significantly greater asset size and branch office network.

Financial Comparisons

     Table 3.3 presents a comparison of Amsterdam Federal's recent operating results and current financial condition to those of the comparative group and the universe of all publicly-traded thrifts for the most recent twelve-month period. A detailed comparison can be found in Exhibits III-2 through III-4. Significant differences between Amsterdam Federal and the comparative aggregates can be observed through an analysis of the figures presented in the table.

     (1)Amsterdam Federal's reported earnings over the most recent twelve month period were lower than that of the comparative group and the all publicly traded group. The Bank's reported

                                    Table 3.3
                             Amsterdam Federal Bank
                            Key Financial Indicators
                      For the Most Recent Twelve Months (1)


                                                                       All
                                        Amsterdam      Comp.     Publicly Traded
Profitability:                          Federal        Group         Thrifts
- --------------                          -------        -----         -------
(% of Average Assets)

Net Income                                 0.46           0.67           0.89
Interest Income                            6.87           7.19           7.43
Interest Expense                           4.07           3.86           4.18
  Net Interest Margin                      2.80           3.33           3.25
Other Operating Income                     0.30           0.24           0.44
Non-Interest Expense                       2.31           2.35           2.34
Net Non-Operating Income(Loss)(2)         -0.13          -0.19           0.01
Extraordinary Items                        0.00           0.00           0.00
Adjusted Net Income(3)                     0.79           1.22           1.35

Selected Spreads and Margins:

Yield on Earning Assets                    7.18           7.44           7.74
Cost of Funds                              4.63           4.46           4.86
Yield-Cost Spread                          2.55           2.97           2.88
Net Earning Asset Position (4)             1.59          11.29          10.30
NIM/G&A Expenses                          121.2          147.9          138.9

Financial Condition:
(% of Assets)

Cash and Investments                       36.1           23.7           20.4
Loans and MBS                              61.7           73.4           76.7
Deposits                                   91.3           80.2           74.0
Borrowings                                  1.6            2.6           12.3
Net Worth                                   6.2           18.4           12.2
Tangible Net Worth                          6.2           18.3           12.0

Risk Measurements:

NPA/Assets                                 0.59           1.48           1.10
NPA/Equity                                 9.54           9.91          13.21
Reserves/Loans                             1.10           1.32           1.01


(1) Comparative Group figures represent the most recently reported trailing twelve month results; Amsterdam Federal's figures cover the twelve months ended March 31, 1996, except for yield-cost spread which is for the six months ended March 31, 1996.
(2) Includes net gains (losses) on sale of loans and other assets plus loss provisions on loans and other assets plus non-recurring items (pre-tax basis).
(3) Includes net interest margin plus other operating income less operating expenses, on a pre-tax basis.

(4) Total interest-earning assets less total interest-bearing liabilities, as a percent of assets.

Source: Audited and unaudited financial statements. SNL Securities, corporate reports and offering circulars for publicly-traded companies.

CAPITAL RESOURCES GROUP, INC.

                                    3.14

ROA of 46 basis points compared to 67 basis points for the comparative group and 89 basis points for the all publicly traded group. Amsterdam Federal's lower earnings relative to the comparative group reflected a lower net interest margin level, partially offset by a modestly lower level of non-interest operating expenses and loan loss provisions, and a modestly higher level of non-interest operating income. The Bank's narrower net interest margin reflects a moderately lower yield/cost spread (2.55 percent for the Bank versus 2.97 for the comparative peer group) and a substantially lower net earning asset position (1.59 percent for the Bank versus 11.29 percent for the peer group). The Bank's lower net interest margin and yield/cost spread are largely attributable to Amsterdam Federal's moderately high concentration of lower yielding cash equivalents and securities, which are reflective of the limited residential lending opportunities in the Bank's primary market.

     (2)Amsterdam Federal's "adjusted net income," which for purposes of this analysis includes net interest income plus other non-interest operating income minus non-interest expenses, on a pre-tax basis, was moderately lower than that of the comparative peer group and the all publicly traded thrift group. The Bank's adjusted net income of 79 basis points compared to 122 basis points for the comparative group and 135 basis points for the all publicly traded group.

     (3)Amsterdam Federal's net interest margin was 280 basis points versus 333 basis points for the comparative group and 325 basis points for the all publicly traded group. The Bank's lower net interest margin reflected a lower yield/cost spread 255 basis points for the six months ended March 31, 1996 (278 basis points for the fiscal year ended September 30, 1995), versus the comparative group (297 basis points) and the all publicly traded group (288 basis points) spreads. The Bank's lower net interest margin also reflected its substantially lower net earning asset position

CAPITAL RESOURCES GROUP, INC.

                                    3.15

relative to the comparative group's (1.59 percent for the Bank versus 11.29 percent for the peer group). After conversion, the Bank's net earning asset position will increase, but remain below that of the comparative group.

     (4)Amsterdam Federal generated 30 basis points of non-interest operating income compared to 24 and 44 basis points of non-interest operating income for the comparative group and all publicly traded group, respectively. The Bank and the comparative group have not been as successful in diversifying and expanding their revenue streams as the all publicly traded group. The Bank generates non-interest income from service charges, loan fees and other miscellaneous revenue sources. The Bank does not generate revenue from service corporation operations.

     (5)Amsterdam Federal's operating expense ratio was modestly below that of the comparative group and industry average. The Bank's non-interest expense ratio of 231 basis points compared to the comparative group's ratio of 235 basis points and the all publicly traded group's ratio of 234 basis points. After conversion, with the establishment of the proposed ESOP and RSP, additional expenses incident to being a public company and the expected expansion of loan origination and deposit gathering activities from the Bank's two new supermarket branches, the Bank's overhead expense ratio will likely modestly increase further.

     (6)Amsterdam Federal maintained a high level of liquidity at March 31, 1996 when compared to its peers. Cash, cash equivalents and investments equaled 36.1 percent of assets for Amsterdam Federal versus 23.7 percent for the comparative group and 20.4 percent for the all publicly traded group. Due to the limited loan demand and high levels of competition in the Bank's market area,

CAPITAL RESOURCES GROUP, INC.

                                    3.16

the Bank had a moderately lower percentage of earning assets concentrated in generally higher yielding loans and MBS, at 61.7 percent of total assets. This compared to the comparative and all publicly traded group's loan balances (including MBS) which equaled 73.4 percent and 76.7 percent of assets, respectively. The Bank's mortgage loans (excluding home equity loans) as a percent of assets (35.5 percent) was much smaller compared to that of the comparative group and all publicly traded group (48.7 and 59.9 percent, respectively). Amsterdam Federal's MBS portfolio (including CMOs) equaled 10.7 percent of assets versus 21.8 percent for the comparative group.

     (7)Amsterdam Federal's tangible equity ratio of 6.2 percent of assets was well below the 18.3 percent tangible net worth ratio of the comparative group and the 12.2 percent ratio for the all publicly traded group. Amsterdam Federal will have a substantially higher net worth ratio after conversion which will approximate the industry average. However, Amsterdam Federal's ratio (on a consolidated basis) will remain below that of the comparative group. The Bank's high liquidity ratios which partially reflect the limited lending opportunities, can be expected to result in limited earnings growth potential, which will likely translate into a low return on equity ("ROE").

     (8)After increasing to over one percent of assets in 1993, Amsterdam Federal's level of non-performing assets has declined during the last two and one-half years. The Bank's ratio of non-performing assets ("NPA") as a percentage of assets and equity at March 31, 1996, was 0.59 and 9.54 percent, respectively, while the comparative group's NPAs as a percent of assets and equity were 1.48 and 9.91 percent, respectively. Amsterdam Federal maintained a reserves-to-loans ratio (1.10 percent) which was below that of the comparative group (1.32 percent) but above the industry average.

CAPITAL RESOURCES GROUP, INC.

                       IV.   MARKET VALUE DETERMINATION

Introduction

     As discussed earlier, certain adjustments might be required to Amsterdam Federal's estimated market value relative to the comparative group to reflect the differences between the Bank and the members of the comparative group. The market value adjustments made are based upon certain financial and other criteria, including: quality and predictability of earnings, earnings growth potential, financial strength, market area, management, dividend payments, stock liquidity, thrift equity market conditions, and the actual marketing of the issue.

     The final section of this chapter identifies the estimated pro forma market value of the to-be- issued common shares and compares the resulting market value of the Bank with members of the comparative group and all publicly-traded companies as of the pricing date.

     The pro forma market value determined herein is a preliminary value for the Bank's common stock. Throughout the conversion process, any changes in Amsterdam Federal's financial performance will be reviewed. Also, any changes in the Bank's fundamental financial characteristics relative to the comparative group will be analyzed. Future updates, if deemed necessary before or at the time of the offering, will also consider current developments in the market for thrift stocks. In addition, the results of the Bank's conversion offering plus the results of pending conversion offerings in Amsterdam Federal's general region of the U.S. will be closely monitored.

Quality and Predictability of Earnings/Earnings Growth Potential

     Market value adjustments to Amsterdam Federal's estimated pro forma market value must reflect both the sustainability of the Bank's earnings stream and earnings growth potential relative

CAPITAL RESOURCES GROUP, INC.

                                    4.2

to the comparative group. We believe that investors look at both factors in determining an appropriate valuation of a company's stock. Over the last five and one-half years ended March 31, 1996, the management of Amsterdam Federal has been successful in generating a positive, albeit modest, net earnings stream. After increasing during the early 1990s, the Bank's reported net income levels have declined since the fiscal year ended September 30, 1993. The decline in reported profitability levels have reflected a narrowing of net interest rate spreads and margins, and higher operating expense ratios. The Bank's moderately low "core" profitability level reflects only a modest net interest margin to operating expense ratio. Amsterdam Federal's net interest margin totaled 2.80 percent of average assets for the latest twelve months ended March 31, 1996.

     Amsterdam Federal's moderately low net interest margin level and limited earnings growth potential reflects a relatively modest level of loans. The Bank's loan portfolio equals only 51 percent of total assets, while lower yielding investment and mortgage-backed securities total 37 percent of assets. Limited residential lending opportunities in the Bank's primary market area of Montgomery County largely accounts for the modest loan portfolio level.
Management of Amsterdam Federal has attempted to address this situation by expanding the Bank's home equity lending activities, a type of lending which management believes has proven profitable for the Bank. Also, the recent openings of two supermarket branch offices in two other counties reflect management's objective of expanding the Bank's geographic lending base. However, the opening and operation of these two new offices has also resulted in high operating expense ratios.

CAPITAL RESOURCES GROUP, INC.

                                    4.3

     Amsterdam Federal reported a lower level of net income relative to the ten thrift comparative group. Amsterdam Federal's reported ROA for the latest twelve months of 46 basis points compared to an ROA of 67 basis points for the comparative group. The Bank's lower net interest margin, which was partially offset by lower loan loss provisions and operating expense ratio, and modestly higher non-interest income level, primarily explains Amsterdam Federal's lower earnings level relative to the comparative group. It should be noted that, while certain of the comparative group members also have low levels of loans relative to investment and mortgage-backed securities levels, the comparative group has still generated higher interest rate spreads and net interest margins.

     In summary, given the existing balance sheet structure of Amsterdam Federal and the limited growth opportunities in and around the Bank's primary market area in Montgomery County, net interest margin and overall earnings growth potential will remain limited, at least over the short-term. Therefore, based on the factors noted above, we believe a moderate discount to Amsterdam Federal's
estimated  pro  forma  market  value  relative  to  the  comparative   group  is
appropriate.

Financial Strength

     Capital Levels

     Amsterdam Federal's pre-conversion equity to assets ratio of 6.2 percent is below that of the comparative group and the all publicly traded thrifts. The additional capital raised through conversion is expected to increase the Bank's ratio (on a consolidated basis) to approximately the industry average but will remain below that of the comparative group. With a post-conversion equity ratio of between 12 and 13 percent, this will result in an institution with a substantial capital cushion and financial flexibility. However, as previously noted, it is questionable whether

CAPITAL RESOURCES GROUP, INC.

                                    4.4

Amsterdam Federal will be able to effectively leverage its capital position to enhance investor (shareholder) returns.

     Asset/Liability Position

     Amsterdam Federal has taken a number of steps to restructure its assets and liabilities in order to mitigate interest rate risk. The Bank attempts to maintain a high percentage of its interest earning assets in adjustable-rate mortgages and in mortgage-backed and investment securities with adjustable interest rates and/or short durations. The vast majority of the Bank's securities portfolio has laddered maturities of less than one year to five years. Amsterdam Federal also maintains significant levels of available for sale securities which serves to enhance the overall liquidity of the Bank's securities portfolio. At March 31, 1996, just over 50 percent of the Bank's residential mortgage loan (excluding home equity loans which are all fixed-rate) and MBS portfolios were comprised of adjustable-rate products. In addition, Amsterdam Federal's deposit portfolio includes a relatively large percentage of lower costing core deposits which can be more resistant to interest rate changes than certificate accounts. At March 31, 1996, $58.3 million or 48.0 percent of the Bank's total deposits consisted of savings, transaction or other non-certificate accounts. However, as is the case with most of the comparative group thrifts, the Bank's base of savings and other lower costing accounts has been replaced by higher balances of time deposit accounts during the last two years.

     The comparative group has also maintained a heavy base of investment and mortgage-backed securities. Two of the comparative group institutions in particular, Little Falls Bancorp and Peekskill Financial Corp, have maintained very heavy balances of MBS to supplement their lending activities. Many of the comparative group thrifts have also primarily emphasized one-to-four family

CAPITAL RESOURCES GROUP, INC.

                                    4.5

residential lending with a secondary emphasis on consumer lending including home equity loans. Like Amsterdam Federal, the comparative group thrifts' efforts to improve asset/liability mismatches have also been limited due to the generally short-term nature of their deposit and borrowing bases.

     Asset Quality

     After increasing to 1.08 percent of total assets in September 1993, Amsterdam Federal's level of non-performing assets has decreased overall during the last three years. At March 31, 1996, the Bank's non-performing assets equaled 0.59 percent of total assets. This compared to a non-performing asset ratio of 1.48 percent for the comparative group. It should be noted that two members of the comparative group (Ambanc Holding which is also headquartered in Amsterdam, New York and 1st Bergen Bancorp) have high non-performing asset ratios, which serve to distort the comparative group average. As noted in Chapter 1, approximately 73 percent of the Bank's non-performing assets are comprised of non-accrual residential real estate loans including home equity loans. At March 31, 1996, Amsterdam Federal's allowance for loan losses equaled
1.10 percent, which percentage is moderately above the thrift industry average, but moderately below the comparative group average of 1.32 percent.

     On balance, based on all the factors discussed in this section, we believe that no specific adjustment to Amsterdam Federal's estimated pro forma market value relative to the comparative group is warranted.

CAPITAL RESOURCES GROUP, INC.

                                    4.6

Market Area

     Amsterdam Federal conducts business from two offices in Amsterdam (Montgomery County) plus two recently opened supermarket offices in Gloversville (Fulton County) and Oneonta (Otsego County), New York. The Bank considers Oneonta a distinctly separate market area. The Bank's deposit and lending bases, however, are concentrated in eastern Montgomery County and portions of Fulton County. The economy in the Bank's primary market area has remained stagnant for several years. Unemployment rates in Montgomery and Fulton Counties have remained the highest among the counties in New York State, ranging between 8.5 and 10 percent in recent years. The population of Montgomery and Fulton Counties has declined in the last decade while Otsego County has experienced a modest population expansion. Recent growth in areas of Otsego and Fulton Counties supported the Bank's decision to open up the two new supermarket branches in these two counties.

     The local communities in and around Amsterdam do not contain major employers. A significant percentage of the local area residents commute to Schenectady County (General Electric) and Albany County (State Government) to work.

     Management of Amsterdam Federal believes that the Bank has been able to increase its market share in originating first mortgage loans on residential property within its primary market area in Montgomery County, even though total first mortgage loan originations in the Bank's market area have been declining.

     Partially due to Amsterdam's proximity (approximately 30 miles) to Albany, the Bank faces strong competition for loans and deposits from much larger financial institutions (including

CAPITAL RESOURCES GROUP, INC.

                                    4.7

superregional banks and mortgage bankers). There were 21 other thrifts, savings banks, commercial banks and credit union offices in Montgomery County at June 30, 1995, 22 in Fulton County and 29 in Otsego County. The Bank's share of thrift and savings bank deposits in Montgomery County was almost 33 percent and its share of total deposits was almost 14 percent. Given the Bank's recent opening of branch offices in Fulton and Otsego Counties, its share of the total deposit market in those counties was very small (one percent or less).

     In general, the comparative group thrifts operate within similar market areas with moderate population basis. Certain of the comparative group thrifts operate close to or on the outskirts of large metropolitan regions. These thrifts also face strong competition in their local markets and have, on average, similarly sized branch office networks. However, the comparative group thrifts' local market areas appear to be more economically diverse and contain stronger employer bases.

     Based upon the above, we have made a modest downward adjustment to Amsterdam Federal's pro forma market value for market area factors.

Dividend Payments

     While there is no specific plan to pay cash dividends immediately after conversion, the Holding Company may consider a policy of paying cash dividends on the common stock in the future. However, no determination has been made at this time as to the amount or timing of such dividends. Any payment of dividends would be considered relative to management's intention to retain earnings for future growth and to assure compliance with the increased capital requirements mandated by The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). Amsterdam

CAPITAL RESOURCES GROUP, INC.

                                    4.8

Federal's post-conversion capital ratio, however, should facilitate the payment of any future dividends.

     Five of the ten comparative group members are currently paying cash dividends with dividend yields ranging from 1.0 percent to 3.1 percent. Approximately 75 percent of all publicly-traded thrifts are paying dividends. We believe that investors are more sensitive to dividend paying capacity and look forward to at least a minimal cash dividend shortly after conversion, especially given future price increases remains an unknown and investors are seeking tangible returns on investments. However, it is also reasonable to expect that investors will look favorably upon earnings retention policies in light of increased capital requirements and need for capital to support growth and revenue diversification strategies. Therefore, given the number of thrifts (including the number of comparative group thrifts) currently paying cash dividends, we have made a slight downward adjustment to Amsterdam Federal's pro forma market value for this factor.

Management and Employee Staffing

     Amsterdam Federal's executive management team is concentrated in three individuals who are responsible for the lending, finance and operations areas of the Bank. These individuals have had a varying number of years of experience in the thrift industry. The organization chart and vesting of responsibility is typical of a moderately small savings institution. However, the relatively small size of Amsterdam Federal requires that multiple line responsibilities be concentrated in a small handful of people. The management team is part of a total staff of 34 full-time and 15 part-time employees (as of March 31, 1996). Amsterdam Federal's management appears to have established a favorable reputation for the Bank in the communities in which it operates. However, the successful

CAPITAL RESOURCES GROUP, INC.

                                    4.9

operation of the Bank depends heavily upon the active involvement of its President and Chief Executive Officer. Also, while management has no plans for staff increases after conversion, any expansion or diversification of operating activities would likely require that the size and experience of management and staff be expanded.

     The comparative savings institutions, to varying degrees, have undertaken expansion of their management teams and support staff as part of their expansion and diversification strategies, many of which have had these strategies in place for some time. Most savings institutions have been confronted with the need to expand and restructure their management team in response to significant changes in financial, regulatory and operational challenges.

     On balance, we believe that no specific adjustment to Amsterdam Federal's pro forma market value relative to that of the comparative group is warranted for managerial factors.

Liquidity of the Issue

     The comparative group contains ten companies that all trade on the NASDAQ system. The Holding Company has applied and expects to have the common stock quoted on the NASDAQ Stock Market. Given the size of the offering and the level of market capitalization of Amsterdam Federal's stock after conversion, it can be expected that the Holding Company's common stock will have only a modest degree of trading activity and liquidity. The comparative group of savings institutions has experienced varying degrees of activity and, therefore, liquidity in their stocks. Since the market capitalization of the comparative group can be expected to be higher than that of Amsterdam Federal, the Holding Company's stock can be expected to have a moderately lower level of liquidity. Based

CAPITAL RESOURCES GROUP, INC.

                                    4.10

on the foregoing, we believe that a moderate downward adjustment to the pro forma market value of Amsterdam Federal relative to that of the comparative group is warranted.

Subscription/Community Interest

     In accordance with the Bank's Plan of Conversion, it is currently planned that the shares of Amsterdam Federal's stock will be offered to certain priority groups, in a subscription offering, in the following order: (I) Eligible Account Holders; (ii) Tax-Qualified Employee Plans; (iii) Supplemental Eligible Account Holders; and, (iv) Other Members. If any shares are available at or near the conclusion of the subscription offering, Amsterdam Federal plans to undertake a public offering. Amsterdam Federal has retained Capital Resources, Inc., a registered broker dealer, to consult with and advise the Bank in the stock offering and assist in the distribution of shares, on a best efforts basis.

     After an extended period of declining numbers of conversions during the end of 1989 and into 1990, new conversion offerings increased during 1991 and 1992 as interest rates declined and thrift profitability improved, and a core group of surviving and healthy thrifts emerged from the thrift industry's unfavorable financial plight. New thrift equity offerings have generated mixed results. Investors appear to be most interested in thrifts with: (1) strong capital positions, (2) strong earnings levels, and (3) good asset quality. The more marginal thrifts are experiencing less interest by investors. Through the first quarter of 1996, new thrift issues also generated increased interest due to the performance of stock prices of selected recently converted thrifts. These thrift stock prices benefitted from (1) earnings and earnings per share improvements as a result of lower interest rates and (2) the repurchase of stock by several of the recently converted thrifts, which has generally

CAPITAL RESOURCES GROUP, INC.

                                    4.11

fueled stock price appreciation. Also, speculative interest, as a result of the high level of merger and acquisition activities in the banking and thrift
industries,   generated  renewed  demand  for  many  of  the  recent  conversion offerings.

     Notwithstanding a slow economic recovery and continued weak real estate markets, investor demand for thrift conversion offerings remained generally favorable in 1993 and the first eight months of 1994. In particular, during this time frame, there was a notable increase in the number of successfully completed conversion offerings by the better performing thrift institutions. However, between November 1994 and January 1995, conversion offerings met considerable resistance from the investment community as financial institution stocks fell out of favor with many investors. At least 15 conversion offerings were forced into resolicitations in late 1994 and early 1995. However, during the second half of 1995 and first quarter of 1996, the interest in thrift conversion offerings increased. However, during the second quarter of 1996, long-term interest rates have increased and thrift stock prices have remained essentially flat overall. Preliminary indications are that many of the conversion offerings scheduled to conclude in June will close at or near the midpoint. This contrasts sharply with the oversubscribed results for many of the conversion offerings that were consummated in late 1995 and the first quarter of 1996.

     Also, as discussed later in Chapter 4, a notable number of New York State (excluding New York City) thrifts which have recently converted have not experienced favorable after-market stock price performance. This is particularly the case for Ambanc Holding Co. which is also headquartered in Amsterdam.

CAPITAL RESOURCES GROUP, INC.

                                    4.12

      Given the limited exposure of Amsterdam Federal, the Bank would likely be dependent upon a significant depositor takedown in the conversion for the success of its offering. Given the relatively small size of the offering, which will result in limited stock liquidity, any non-local interest and interest from large institutional investors is uncertain. The recent uncertain environment for new thrift offerings has been factored into our determination of the estimated pro forma market value of Amsterdam Federal.

Stock Market Environment

     In an attempt to define and monitor the market for publicly-traded thrift institutions, we have utilized the SNL Index, which measures the relative price movements of all publicly-traded thrifts and is compiled by SNL Securities. Table 4.1 details the performance of the index since 1989, which reflects market forces such as the supply of and demand for thrift stocks, expected inflation levels, interest rate changes, thrift industry regulatory changes, and the overall economic strength in the U.S. With minor exception, for an 18-month period beginning with the second half of 1989, thrift prices followed a generally downward trend reflecting investor concerns over the new capital regulations stemming from FIRREA and the downturn in the real estate markets in many portions of the country. At the beginning of 1990, thrift prices appeared to have also been adversely impacted by a rise in long-term interest rates and uncertainty regarding the continued financial viability of the thrift industry. As a result, over the first few months of 1990, the number of conversion offerings remained low. In the wake of continued negative press on the state of the real estate markets across

                                    Table 4.1
                               Thrift Stock Index
                      Relative to Long and Short-Term Rates

                             3-Month       12-Month    Long-Term
                Prime         T-Bill        T-Bill     T-Secur.       Thrift
     Week of   Rate (1)      Rate (1)      Rate (1)    Rate (1)      Index (2)
     -------   --------      --------      --------    --------      ---------
                              (Last Day of Quarter)

     03/31/89      11.50          9.00          8.94       9.31         170.7
     06/29/89      11.00          8.03          7.35       8.23         231.6
     09/29/89      10.50          7.84          7.78       8.41         210.0
     12/29/89      10.50          7.68          7.30       8.09         162.5

     03/30/90      10.00          7.85          7.75       8.68         149.6
     06/29/90      10.00          7.77          7.33       8.63         144.4
     09/28/90      10.00          7.29          7.25       9.14          96.2
     12/28/90      10.00          6.48          6.37       8.35          96.6

     03/29/91       9.00          5.82          5.94       8.35         127.6
     06/28/91       8.50          5.56          5.96       8.53         130.8
     09/27/91       8.00          5.16          5.20       7.86         142.0
     12/27/91       9.50          3.81          3.97       7.38         140.0

     03/27/92       9.00          4.03          4.40       7.91         155.2
     06/26/92       8.50          3.64          3.94       7.65         168.2
     09/25/92       8.00          2.69          3.38       7.11         165.3
     12/31/92       6.50          3.18          3.49       7.19         201.1

     03/26/93       6.50          2.93          3.16       6.60         227.8
     06/25/93       6.00          3.09          3.37       6.44         216.7
     09/24/93       6.00          2.93          3.26       5.99         252.1
     12/31/93       6.00          3.02          3.45       6.22         252.5

                              (Last Week of Month)

     01/28/94       6.00          2.93          3.35       6.16         257.2
     02/25/94       6.00          3.34          4.08       6.54         248.0
     03/25/94       6.25          3.31          4.15       6.90         249.4
     04/29/94       6.75          3.59          4.72       7.24         248.3
     05/27/94       7.25          4.18          5.00       7.44         262.6
     06/24/94       7.25          4.17          5.00       7.47         267.5
     07/29/94       7.25          4.42          5.22       7.57         276.7
     08/26/94       7.68          4.55          5.31       7.58         285.9
     09/30/94       7.68          4.68          5.58       7.58         279.7
     10/28/94       7.68          5.01          5.86       8.08         262.0
     11/25/94       8.50          5.31          6.22       8.10         240.5
     12/30/94       8.50          5.52          6.74       7.93         244.7

     01/27/95       8.50          5.78          6.56       7.98         256.5
     02/24/95       9.00          5.72          6.15       7.61         278.7
     03/31/95       9.00          5.68          5.94       7.43         278.4
     04/28/95       9.00          5.65          5.82       7.32        295.44
     05/25/95       9.00          5.69          5.59       6.81        306.43
     06/30/95       9.00          5.43          5.33       6.53        313.45
     07/28/95       8.75          5.45          5.39       6.82        328.68
     08/25/96       8.75          5.41          5.37       6.62        362.29
     09/29/95       8.75          5.26          5.37       6.62        362.29
     10/27/95       8.75          5.24          5.29       6.34        355.46
     11/24/95       8.75          5.35          5.14       6.26        368.62
     12/29/95       8.50          4.89          4.94       5.97        365.18

                               (Last Day of Week)

     01/05/96       8.25          5.02          4.91       5.96        376.51
     01/12/96       8.25          5.03          4.89       6.07        370.72
     01/19/96       8.25          4.98          4.77       5.95        367.13
     01/26/96       8.25          4.97          4.79       6.00        365.10

     02/02/96       8.25          4.93          4.69       6.00        371.20
     02/09/96       8.25          4.81          4.61       6.04        376.00
     02/16/96       8.25          4.79          4.57       6.03        370.81
     02/23/96       8.25          4.82          4.78       6.35        376.23

     03/01/96       8.25          4.87          4.87       6.43        375.40
     03/08/96       8.25          4.93          4.90       6.37        374.28
     03/15/96       8.25          4.97          5.13       6.72        370.53
     03/22/96       8.25          5.00          5.15       6.72        376.13
     03/29/96       8.25          5.00          5.13       6.70        382.13

     04/05/96       8.25          5.01          5.18       6.74        385.81
     04/12/96       8.25          4.97          5.31       6.96        375.63
     04/19/96       8.25          4.85          5.21       6.88        379.42
     04/26/96       8.25          4.96          5.21       6.88        379.52

     05/03/96       8.25          5.00          5.33       7.04        371.87
     05/10/96       8.25          5.00          5.35       7.11        373.88
     05/17/96       8.25          5.01          5.28       6.96        381.81
     05/24/96       8.25          5.04          5.27       6.93        383.49
     05/31/96       8.25          5.04          5.39       7.02        382.99

     06/07/96       8.25          5.09          5.46       7.08        384.37
     06/14/96       8.25          5.11          5.52       7.23        384.80


  (1) U.S. Financial Data, The Federal Reserve of St. Louis
  (2) SNL Securities - Thrift Stock Indexes

CAPITAL RESOURCES GROUP, INC.

                                    4.14

the country and the financial difficulties of both commercial banks and thrifts, financial institution stock prices suffered significant price erosion through 1990. Also, overall, thrift conversion activity remained weak through most of 1990.

     Beginning in January 1991, stock prices, in general, moved higher reflecting a sharp rally in the financial markets. Financial institution stocks led this rally which reflected lowering interest rates and market euphoria over the successes in the Persian Gulf War. However, the financial markets continued to experience notable instability reflecting the prevailing recessionary conditions including depressed real estate markets. This adversely impacted the operating results of certain financial institutions and simply served as a destabilizing influence for the stock market. However, while thrift stock prices experienced a limited level of variability, such prices generally moved upward during much of 1992. The declining interest rate environment and improving net interest margins resulted in generally favorably earnings reports for financial institutions. In particular, reports of record earnings for the thrift industry for 1992 and 1993 fueled moderate stock price appreciation through much of 1993.

     In the early portion of 1994, thrift stock prices remained relatively flat as the general direction of interest rates was uncertain. However, any negative impact caused by the rise in interest rates in the spring of 1994 was offset apparently due to the announcement of interstate banking legislation. This legislation has created speculation that thrifts will be more easily acquired and the thrift industry will consolidate. While the market for thrift stock faltered in March and April of 1994, stock prices resumed their upward trend until October 1994, when the rise in interest rates led to speculation that financial institutions would generate less earnings in future periods. The decline

CAPITAL RESOURCES GROUP, INC.

                                    4.15

in thrift stock prices in the last quarter of 1994 was dramatic. However, overall, thrift prices advanced during most of 1995, as the yield curve flattened and long-term interest rates declined. Also, heavy merger and acquisition activity in both the bank and thrift industries fueled speculative trading in many thrift stocks during 1995 and early 1996. However, since the first quarter of 1996, thrift stocks have not experienced any upward pricing momentum and prices have remained relatively flat overall. Thrift stocks appear to be adversely impacted by the rise in interest rates, particularly over the last two months.

     Chart 1 reflects the performance of the stock market since the passage of the FIRREA legislation. As noted, the overall favorable performance of financial institution stock prices during 1991 through the third quarter of 1994 reflects the recapture of losses sustained during 1989 and 1990. However, the chart reflects a significant downturn in financial related stocks in the last quarter of 1994, followed by a recovery during 1995. These factors, both positive and negative, have been factored into our valuation considerations.

Valuation Approach

     Three approaches have been considered appropriate to determine the pro forma market value estimate of a converting savings institution: (1) price/earnings, (2) price/book value, and (3) price/ assets. We believe that investors place their primary emphasis on making purchase decisions based on the recent earnings results and expected profitability of savings institutions. Therefore, we believe it is appropriate to place considerable emphasis on the pro forma price/earnings valuation approach in deriving a fair market value for a converting savings institution. However, price/ earnings ratios for some savings institutions have become less meaningful over the last few years

CAPITAL RESOURCES GROUP, INC.

                                      4.16

                                     Chart 1
                   How Financial Service Companies Have Fared
                             Relative to the Market

                Dow Jones       NYSE         NASDAQ
        Date   Industrial     Financial       Banks       SNL Index
       ------   -------       -------        -------       -------
                 100.0         100.0          100.0         100.0
                 103.7         101.9          104.0         109.7
 89.00   9/89    102.2         103.8          101.4         111.2
                  98.5          98.2           92.7          99.2
                 101.5          99.4           89.6          94.1
 89.00  12/89    104.5          96.1           82.8          86.0
                  97.1          87.8           79.0          79.5
                  97.3          87.3           79.9          80.7
 90.00   3/90    102.7          86.7           77.6          79.2
                 100.4          82.9           73.7          74.4
                 107.0          89.8           73.9          78.9
 90.00   6/90    109.3          89.1           71.1          76.4
                 110.0          86.0           68.8          70.0
                  99.2          76.6           60.8          58.2
 90.00   9/90     93.1          68.2           52.8          50.9
                  92.4          64.8           51.4          45.8
                  97.1          72.2           52.5          49.6
 90.00  12/90     99.8          74.8           53.5          51.1
                 100.9          77.7           54.8          52.4
                 111.3          87.0           61.8          63.0
 91.00   3/91    110.6          91.7           65.7          67.5
                 110.5          93.8           69.9          69.4
                 114.9          96.4           70.9          71.0
 91.00   6/91    110.3          90.9           69.3          69.2
                 112.8          93.7           68.8          71.0
                 115.5          98.2           73.2          77.2
 91.00   9/91    114.1          97.9           72.0          75.2
                 114.0          96.8           70.8          72.2
                 109.8          94.9           68.7          66.0
 91.00  12/91    117.7         104.6           72.7          72.9
                 122.3         105.8           79.5          81.7
                 124.0         107.9           84.0          87.0
 92.00   3/92    122.6         106.3           83.4          82.2
                 126.2         106.3           88.4          85.1
                 128.9         108.3           92.9          89.8
 92.00   6/92    124.6         108.1           91.0          89.0
                 128.8         113.0           97.9          95.2
                 124.0         109.5           96.4          90.1
 92.00   9/92    123.3         110.1           96.9          87.5
                 122.4         113.6          101.2          91.3
                 124.6         119.2          106.1          97.5
 92.00  12/92    125.3         123.7          112.8         106.5
                 125.6         127.8          125.3         115.2
                 127.9         130.0          127.1         117.0
 93.00   3/93    130.5         133.7          131.8         120.6
                 130.1         129.8          128.4         114.3
                 133.9         129.2          126.5         112.9
 93.00   6/93    132.5         131.6          127.6         114.7
                 134.3         136.1          137.4         125.0
                 138.2         139.6          142.3         127.9
 93.00   9/93    134.5         141.3          144.4         133.5
                 139.7         136.8          149.5         136.5
                 139.8         130.5          144.7         129.1
 93.00  12/93    142.5         133.5          146.0         133.7
                 149.7         137.5          148.3         136.2
                 145.7         131.5          145.5         131.3
 94.00   3/94    138.0         125.7          142.8         127.9
                 139.7         128.3          146.1         131.4
                 139.2         128.6          147.6         131.8
 94.00   6/94    138.0         128.6          158.0         141.6
                 142.9         131.0          162.5         146.5
                 147.3         134.3          164.6         151.3
 94.00   9/94    145.8         126.8          163.5         148.1
                 149.2         126.7          155.9         138.7
                 140.7         119.8          144.8         127.3
 94.00  12/94    145.5         120.6          147.6         129.5
                 146.4         126.0          154.4         135.8
                 152.2         132.5          163.8         147.5
 95.00   3/95    157.8         132.6          163.0         147.4
                 164.0         136.1          168.5         156.4
                 165.8         142.0          171.7         162.2
 95.00   6/95    174.0         147.6          178.7         165.9
                 178.9         149.4          188.1         174.0
                 174.6         152.9          195.2         177.7
 95.00   9/95    180.8         160.7          203.4         191.8
                 179.9         159.6          203.8         188.2
                 191.6         165.0          208.0         195.1
 95.00  12/95    193.5         166.7          211.8         199.3
                 200.0         170.7          215.1         193.3
                 213.7         182.0          220.7         199.2
 96.00   3/96    212.0         180.0          222.9         202.3
                 211.3         177.7          223.4         200.9
                 215.8         180.7          224.0         202.1
 96.00   6/96    216.5         179.1          226.7         203.4


 Index Value
 Quarter & Year
     *100 = August 1989 (Date of FIRREA Legislation)

CAPITAL RESOURCES GROUP, INC.

                                    4.17

as a result of the variability of reported earnings. Therefore, we also generally give considerable weight to the pro forma price/book value approach. This valuation method also is closely analyzed by investors in making investment decisions. However, it is important to note that the "book value" of a company is an accounting derived concept that represents the historically accumulated retained earnings of such entity. Such book value does not necessarily take into consideration the current earnings power of the company. Obviously, a converting thrift institution has a base of capital in place prior to the time of conversion. To attempt to value such converting institution at a pro forma book/value ratio equal to or even close to the price/book value ratios of publicly traded stock institutions will result, in most instances, in an unrealistic valuation that is unacceptable in the marketplace. Thus, a disproportionate reliance on a price/book value approach may result in unrealistic estimated pro forma market value for the Bank. This is particularly true since investors will be seeking a certain minimum, and thus reasonable, return on equity ("ROE"). Therefore, we believe that in determining an appropriate value for a converting institution such as Amsterdam Federal, the pro forma price/book value ratio must be balanced against the pro forma price/earnings ratio plus, to a limited extent, the pro forma price/assets ratio.

     One other valuation method, the pro forma price/assets ratio, is most applicable for valuing savings institutions with low net worth and/or very low operating income or losses. Since this is not the case for Amsterdam Federal, we have given less weight to this approach but have considered the reasonableness of the resulting price/assets ratio in our valuation process.

CAPITAL RESOURCES GROUP, INC.

                                    4.18

     In analyzing the appropriate pro forma pricing ratios and the resulting estimated fair market value for the to-be-issued shares of common stock of Amsterdam Federal, we have considered the following strengths and weaknesses of the Bank:

o Amsterdam Federal's net income levels have declined since fiscal 1993. The Bank reported a significantly lower level of profitability for the latest twelve months ended March 31, 1996, relative to that of the comparative group. The Bank's ROA of 46 basis points compared to an ROA of 67 basis points for the comparative group. Amsterdam Federal's lower profitability primarily reflects a lower interest rate spread and net interest margin.

o Amsterdam Federal's moderately low net interest margin level and limited earnings growth potential reflects a relatively modest level of loans. Limited residential lending opportunities in the Bank's primary market area of Montgomery County largely accounts for the modest loan portfolio level. Management has attempted to address this situation by expanding Amsterdam Federal's home equity lending activities. Also, the recent openings of two supermarket branch offices in two other counties reflect management's objective of expanding the Bank's geographic lending base.

o The infusion of capital through conversion will result in a strong equity position for the Bank. The Bank's consolidated equity ratio of between 12 and 13 percent will approximate the average for all publicly traded thrifts.

     Based on Amsterdam Federal's fundamental financial and other characteristics relative to the comparative group as discussed in this chapter, on balance, we believe that a moderate valuation discount for the Bank is appropriate. Such valuation adjustment reflects the Bank's lower core earnings level and limited growth potential. Also, we believe that, as a converting institution, a new issue discount is appropriate for Amsterdam Federal.

     Based on the above factors and the pricing ratios of the ten comparative group thrifts, we believe that the following pro forma pricing ratios and discounts are appropriate for Amsterdam Federal:

CAPITAL RESOURCES GROUP, INC.

                                    4.19

                                   Table 4.2
                         Comparative Pricing Analysis
                Amsterdam Federal Savings and Loan Association

                                                     Discount to the
Pricing Ratio                                       Comparative Group
- -------------                                       -----------------
Price/Book Value         63.86%        Mean               14.3%

                                       Median             11.2%

Price/Earnings           13.11x(1)     Mean               26.6%
                                       Median             23.1%

Price/Assets              7.67%        Mean               44.6%
                                       Median             37.6%

(1)  Based  on  reported   earnings   of   $579,000   which  we  believe  to  be
     representative of a recurring earnings stream; assumes 1,100,000 shares outstanding (total shares issued in the conversion at the midpoint value)

     We believe that Amsterdam Federal's pro forma price/book value ratio, when analyzed in conjunction with the Bank's pro forma price/earnings and price/assets ratios, results in an appropriate estimated pro forma market value. We believe that Amsterdam Federal's pricing ratios are appropriate for a newly converting thrift institution, particularly based on the pricing characteristics of eight of the comparative group members. These eight institutions, six of which are located in New York State, converted during the past year. Four of these institutions (Ambanc Holding Co. which is also headquartered in Amsterdam, 1st Bergen Bancorp, Little Falls Bancorp and Yonkers Financial Corp.) are currently trading below their IPO price of $10. The following table highlights the current stock prices of these recently converted institutions relative to their IPO prices:

CAPITAL RESOURCES GROUP, INC.

                                    4.20


                                 Date of      IPO     Current   Current     Price
Institutions                   Conversion    Price     Price   P/B Ratio   Change
- ------------                   ----------    -----     -----   ---------   ------
1st Bergen Bancorp - NJ        04/01/96     $10.00     $9.31     71.8%     (6.90%)
Ambanc Holding Co. - NY        12/27/95     $10.00     $9.56     68.9%     (4.40%)
Catskill Financial Corp. NY    04/18/96     $10.00    $10.19     74.6%      1.90%
Little Falls Bancorp - NJ      01/05/96     $10.00     $9.88     69.3%     (1.20%)
Peekskill Financial Corp - NY  12/29/95     $10.00    $11.75     74.7%     17.50%
SFS Bancorp - NY               06/30/95     $10.00    $12.00     71.9%     20.00%
Tappan Zee Financial - NY      10/05/95     $10.00    $12.25     88.8%     22.50%
Yonkers Financial Corp. - NY   04/18/96     $10.00     $9.38     70.2%     (6.20%)
                                                                        ----------

                                                           Mean:            5.40%
                                                         Median:            0.35%


Valuation Conclusion

     It is therefore our opinion that, as of June 14, 1996, the estimated pro forma fair market value of Amsterdam Federal was $11,000,000, based on 1,100,000 shares at $10.00 per share. The resulting range of value was $9,350,000 or 935,000 shares, to $12,650,000 or 1,265,000 shares, both based on $10.00 per share. Pro forma calculations which include the impact of a eight percent purchase by Amsterdam Federal's Employee Stock Ownership Plan ("ESOP") and a four percent purchase by the Restricted Stock Plans ("RSP") subsequent to conversion are shown in Table 4.3 and in Exhibits IV-2 through IV-7. Subject to market conditions at the time of the offering, an overallotment provision up to 15 percent above the maximum value, or $14,547,500 could be made available.

                                    Table 4.3
                              Pro Forma Comparison
               Converting Institution Versus the Comparative Group
                   (Based on Reported Net Income of $579,000)

    Amsterdam Federal Bank
    As of June 14, 1996


                                 Price     Mk     P/E      P/      P/     P/     Div     Ttl     Eq/    TgEq    EPS    ROAA   ROAE
Ticker        Name & State         (1)   Value  (3,4,5)   Book   TBook  Assets   Yld    Assets   Asst    /A    (3,5)    (3)    (3)
- ------        ------------       -----   -----  -------   ----   -----  ------   ---    ------   ----   ----   -----   ----   ----
                                  ($)   ($Mil)    (x)      (%)   (%)     (%)     (%)    ($000)    (%)    (%)    ($)     (%)    (%)

          Amsterdam Federal
            Bank (2)
          -----------------
          Before Conversion       10.00     N/A     N/A    N/A     N/A     N/A    N/A   133,046   6.16   6.16    N/A   0.46   7.32
          Pro Forma
            SuperMaximum          10.00   14.55   15.66  71.73   71.73    9.90   0.00   146,878  13.81  13.81   0.64   0.66   4.69
          Pro Forma Maximum       10.00   12.65   14.36  67.84   67.84    8.72   0.00   145,015  12.86  12.86   0.70   0.63   4.84
          Pro Forma Midpoint      10.00   11.00   13.11  63.86   63.86    7.67   0.00   143,396  12.01  12.01   0.76   0.61   4.99
          Pro Forma Minimum       10.00    9.35   11.73  59.17   59.17    6.59   0.00   141,776  13.  11.15   0.85   0.58   5.18

          Comparative Group (10)
          ----------------------
          Averages                11.71   30.77   17.87  74.49   75.09   13.85   0.95   206,903  18.37  18.27   0.66   0.67   4.67
          Medians                 10.97   29.81   17.05  71.89   73.29   12.30   0.51   201,020  17.85  17.85   0.67   0.63   4.63

          All Publicly-Traded
            Thrifts  (380)
          -------------------
          Averages                17.32  134.30   13.37 107.12  111.26   12.45   2.06 1,417,933  12.29  12.05   1.40   0.89   8.58
          Medians                 16.00   41.91   12.53 100.78  104.35   10.82   2.14   359,751   9.81   9.50   1.28   0.89   7.79

          Comparative Group
          -----------------
    FBER  1stBergenBancrp-NJ      9.310    29.6   21.16   71.8    71.8   11.39   0.00   259,412  16.52  16.52   0.43   0.45   4.25
    ALBC  AlbionBancCorp-NY      16.500     4.3   24.63   70.9    70.9    7.59   1.86    56,692  10.71  10.71   0.67   0.30   2.87
    AHCI  Ambanc Holding-NY       9.560    51.8      NM   68.9    68.9   13.21   0.00   392,338  19.17  19.17     NM  (0.03) (0.26)
    CATB  CatskillFinCorp-NY     10.190    57.9   19.23   74.6    74.6   20.24   0.00   230,102  27.13  27.13   0.53   1.17   3.97
    LFBI  LittleFallsBncp-NJ      9.875    30.0      NM   69.3    75.3   10.52   1.01   285,563  15.22  14.17   0.28   0.24   3.21
    LSBI  LSBFinCorp-IN          16.250    15.7   12.50   83.8    83.8    9.65   1.97   162,520  10.66  10.66   1.30   0.83   6.94
    PEEK  PeekskillFinCo-NY      11.750    48.2   17.55   74.7    74.7   24.87   3.06   193,675  30.67  30.67   0.67   1.58   5.00
    SFED  SFSBancorp-NY          12.000    16.7   16.22   71.9    71.9   10.11   0.00   165,569  14.06  14.06   0.74   0.63   5.06
    TPNZ  TappanZeeFin-NY        12.250    19.9   16.55   88.8    88.8   17.29   1.63   114,790  19.48  19.48   0.74   0.81   6.04
    YFCB  YonkersFinCorp-NY       9.375    33.5   15.11   70.2    70.2   13.66   0.00   208,365  20.09  20.09   0.62   0.72   9.61



(1)  Closing or Last Trade.
(2)  Based on $10.00 per share.
     Net icome,  book value and total assets are for the most recent period.
(3)  Excludes extraordinary items.
(4) Market average P/E ratios exclude firms with P/E ratios in excess of 25 times earnings.
(5) LTM Earnings have been adjusted to reflect proforma earnings adjustments from conversion over pre-conversion periods.


Source: Audited and unaudited financial statements for Amsterdam Federal Bank SNL Securities and the publicly traded companies' reported stock prices.